UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

Icagen, Inc.

(Name of Subject Company)

Icagen, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45104P500

(CUSIP Number of Class of Securities)

P. Kay Wagoner, Ph.D.

Chief Executive Officer and President

Icagen, Inc.

4222 Emperor Boulevard, Suite 350

Durham, North Carolina 27703

(919) 941-5206

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

David E. Redlick, Esq.

Hal J. Leibowitz, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address

The name of the subject company is Icagen, Inc., a Delaware corporation (“Icagen” or the “Company”). The address of Icagen’s principal executive offices is 4222 Emperor Boulevard, Suite 350, Durham, North Carolina 27703, and Icagen’s telephone number is (919) 941-5206.

(b)	Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as amended from time to time, this “Schedule 14D-9”) relates to the common stock, par value $0.001 per share, of Icagen. As of July 20, 2011, there were 8,852,725 shares of Icagen common stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address

The name, business address and business telephone number of Icagen, which is the person filing this Schedule 14D-9 and also the subject company, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b)	Tender Offer

This Schedule 14D-9 relates to the tender offer by Eclipse Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended from time to time, the “Schedule TO”), filed by the Purchaser and Pfizer with the Securities and Exchange Commission (the “SEC”) on August 3, 2011, pursuant to which the Purchaser is offering to purchase all of the issued and outstanding shares of Icagen common stock at a price per share of $6.00, net to the holder thereof in cash, without interest thereon (the “Offer Price”), less any applicable withholding and transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated August 3, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 20, 2011 (as such agreement may be amended and in effect from time to time, the “Merger Agreement”), by and among Pfizer, the Purchaser and Icagen. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Purchaser will merge with and into Icagen (the “Merger”). As a result of the Merger, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Icagen common stock that is not tendered pursuant to the Offer will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (other than shares of Icagen common stock that are held by the Purchaser or Pfizer, held by Icagen as treasury stock or held by Icagen stockholders, if any, who properly exercise their appraisal rights under the DGCL), subject to withholding and transfer taxes. Following the Effective Time, Icagen will continue as a wholly-owned subsidiary of Pfizer. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the Purchaser’s principal address is 235 East 42nd Street, New York, New York 10017.

Information about the Offer, this Schedule 14D-9, the Information Statement, the Schedule TO, the Merger Agreement and related materials with respect to the Offer can be found on Icagen’s website at www.icagen.com.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Certain contracts, agreements, arrangements or understandings between Icagen or its affiliates and certain of its executive officers, directors or affiliates are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex I and is incorporated herein by reference. The Information Statement is being furnished to Icagen’s stockholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the Purchaser’s right to designate persons to Icagen’s Board of Directors (the “Board”) other than at a meeting of stockholders.

Except as set forth in this Item 3, Item 4 below, the Information Statement or in Icagen’s Proxy Statement on Schedule 14A filed with the SEC on April 11, 2011, as incorporated by reference herein, to Icagen’s knowledge, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Icagen or its affiliates and (i) Icagen’s executive officers, directors or affiliates or (ii) the Purchaser, Pfizer or their respective executive officers, directors or affiliates.

The consummation of the Offer and the consummation of the transactions contemplated by the Merger Agreement will constitute a change in control of Icagen for the purposes of determining the entitlements due to certain executive officers and directors of Icagen with respect to severance and certain other benefits as more fully described below.

(a)	Agreements Between Icagen and its Executive Officers and Directors

Interests of Certain Persons. Icagen’s executive officers and the members of the Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of Icagen’s stockholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement. In addition, certain agreements, arrangements or understandings between Icagen and certain of its executive officers and members of its Board are described further in Item 8(g) below and in the Information Statement.

Cash Payable for Outstanding Shares Pursuant to the Offer. If Icagen’s executive officers and directors tender the shares of Icagen common stock that they own for purchase pursuant to the Offer, they will receive the same cash consideration per share of Icagen common stock on the same terms and conditions as the other stockholders of Icagen. As of July 20, 2011, Icagen’s executive officers and directors beneficially owned in the aggregate 496,265 shares of Icagen common stock (excluding unvested restricted stock units and shares underlying stock options) (including, with respect to Anthony Evnin, a director of Icagen, shares owned by Venrock (as defined below), as described under “Relationship of Icagen and Venrock”). If the executive officers and directors were to tender all 496,265 of these shares of Icagen common stock beneficially owned by them for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by the Purchaser, the executive officers and directors would receive an aggregate of approximately $2,977,590 in cash. Venrock Associates and Venrock Associates II, L.P. (together referred to as “Venrock”), and each of the executive officers and directors of Icagen, who own an aggregate of 496,265 shares of Icagen common stock, have entered into Tender and Voting Agreements with the Purchaser and Pfizer dated as of the date of the Merger Agreement pursuant to which, among other things, Venrock and such executive officers and directors have agreed to tender into the Offer all shares of Icagen common stock owned by them, subject to specific exclusions set forth in such agreements, and not to withdraw any such shares previously tendered. These Tender and Voting Agreements are described in more detail below, under the subheading “Tender and Voting Agreements.” The beneficial ownership of shares of Icagen’s common stock of each director and executive officer is further described in the Information Statement under the heading “Certain Information Concerning Icagen—Beneficial Ownership of Icagen Common Stock.”

The table below sets forth information regarding the amount of cash consideration each executive officer and director will receive pursuant to the Offer assuming the shares of Icagen common stock beneficially owned by each of Icagen’s executive officers and directors (excluding unvested restricted stock units and shares underlying stock options) are tendered pursuant to the Offer and those shares are accepted for purchase and purchased by the Purchaser.

Name	Number of Shares Owned	Consideration
P. Kay Wagoner, Ph.D.	94,655	$567,930
Richard D. Katz, M.D.	14,632	87,792
André L. Lamotte, Sc.D.	11,551	69,306
Anthony B. Evnin, Ph.D.	347,988	2,087,928
Richard G. Morrison, Ph.D.	—	—
Charles A. Sanders, M.D.	14,157	84,942
Martin A. Simonetti	6,641	39,846
Adeoye Y. Olukotun, M.D., MPH, FACC	6,641	39,846

Effect of the Offer and the Merger Agreement on Icagen Stock Options. The Merger Agreement provides that each option to purchase shares of Icagen common stock that is outstanding immediately prior to the Effective Time (each a “Company Option” and collectively, the “Company Options”) granted under the Company’s Equity Compensation Plan, as amended, and 2004 Stock Incentive Plan, as amended (together, the “Company Stock Plans”), including Company Options held by Icagen’s executive officers and directors, without regard to the extent then vested and exercisable, shall be cancelled and, in consideration of such cancellation, Pfizer will, or will cause the surviving corporation of the Merger (the “Surviving Corporation”) to, promptly following the Effective Time, pay to each holder of Company Options, an amount in respect thereof equal to the product of (x) the excess, if any, of the Offer Price over the exercise price of each such Company Option and (y) the number of shares of Icagen common stock then subject to such option without interest and less any applicable withholding and transfer taxes (such amount, the “Option Spread Value”). If the exercise price of any Company Option equals or exceeds the Offer Price, the Company Option will be cancelled as of the completion of the Merger without payment of any consideration. All rights with respect to such Company Options will terminate as of the completion of the Merger (other than the right to receive the Option Spread Value, if applicable).

As of July 20, 2011, Icagen’s executive officers and directors held options to purchase an aggregate of 246,035 shares of Icagen common stock, with exercise prices ranging from $2.58 to $51.20 per share and a weighted average exercise price of $12.61 per share.

The table below sets forth the Option Spread Value for each of Icagen’s executive officers and directors, as of July 20, 2011, for all Company Options that will be cancelled as of the Effective Time of the Merger.

Name	Total Option Spread Value ($)
P. Kay Wagoner, Ph.D.	—
Richard D. Katz, M.D.	—
André L. Lamotte, Sc.D.	12,540
Anthony B. Evnin, Ph.D.	15,960
Richard G. Morrison, Ph.D.	12,540
Charles A. Sanders, M.D.	30,780
Martin A. Simonetti	12,540
Adeoye Y. Olukotun, M.D., MPH, FACC	12,540

Effect of the Offer and the Merger Agreement on Icagen Restricted Stock Units. The Merger Agreement provides that each Icagen restricted stock unit (each, a “Company RSU”) granted under a Company Stock Plan that is outstanding immediately prior to the time at which Pfizer accepts the shares of Icagen common stock pursuant to the Offer (the “Acceptance Time”) will vest and will be settled by the Company through the issuance to each holder of such Company RSU of one share of Icagen common stock in respect of each Company RSU that so vests (subject to any applicable withholding). At the Effective Time, pursuant to the Merger Agreement, each such share of Icagen common stock issued with respect to such former Company RSU will be converted into the right to receive the Offer Price without interest (such amount, the “Restricted Stock Unit Value”), subject to withholding and transfer taxes.

The table below sets forth the Restricted Stock Unit Value, as of July 20, 2011, for unvested Company RSUs held by each of Icagen’s executive officers and directors that, in accordance with the provisions of the Merger Agreement, will accelerate and become fully vested immediately prior to the Acceptance Time.

Name	Restricted Stock Unit Value ($)
P. Kay Wagoner, Ph.D.	733,728
Richard D. Katz, M.D.	399,852
André L. Lamotte, Sc.D.	42,372
Anthony B. Evnin, Ph.D.	47,460
Richard G. Morrison, Ph.D.	59,322
Charles A. Sanders, M.D.	0
Martin A. Simonetti	42,372
Adeoye Y. Olukotun, M.D., MPH, FACC	42,372

Effect of the Offer and the Merger Agreement on Icagen Warrants. The Merger Agreement provides that, effective as of the Effective Time, each outstanding Icagen warrant (each, a “Company Warrant”) shall become exercisable for the right to receive the Offer Price per share issued upon exercise of such Company Warrant, without interest (such amount, the “Warrant Value”). The gross Warrant Value as of July 20, 2011 for Company Warrants held by each of Icagen’s executive officers and directors that, in accordance with the provisions of the Merger Agreement, will accelerate and become fully vested immediately prior to the Acceptance Time is $0.

Relationship of Icagen and Venrock. Dr. Evnin is a partner of Venrock and shares voting and investment power with respect to the shares held by Venrock with the partners of Venrock. As of July 20, 2011, (i) Venrock Associates held 142,101 shares of Icagen common stock, 2,355 Company Options and 18,898 Company Warrants (the “Venrock Associates Securities”) and (ii) Venrock Associates II, L.P. held 198,449 shares of Icagen common stock, 3,267 Company Options and 27,194 Company Warrants (together with the Venrock Associates Securities, the “Venrock Securities”). The partners of Venrock, including Dr. Evnin, may be deemed to beneficially own the Venrock Securities; however, each partner disclaims beneficial ownership of the Venrock Securities except to the extent of his or her proportionate pecuniary interest therein. Because Dr. Evnin may be deemed to beneficially own the Venrock Securities, the Venrock Securities have been included in the shares held by Dr. Evnin, the Company Options held by Dr. Evnin and the Company Warrants held by Dr. Evnin as set forth in the tables in this Item 3.

Executive Employment Agreements. Icagen’s two executive officers, P. Kay Wagoner and Richard D. Katz (the “Executives”), have entered into Second Amended and Restated Executive Employment Agreements, dated August 21, 2007, as amended (the “Employment Agreements”), which provide for severance benefits upon termination of employment. Dr. Wagoner’s Employment Agreement is further modified by two Letter Agreements, dated February 11, 2009 and February 14, 2011 (the “Letter Agreements”). For each of Dr. Wagoner and Dr. Katz, in the event of termination of the Executive’s employment by Icagen without cause or by the Executive for good reason (each as defined in the respective Employment Agreement), if the Executive executes a release, the Executive will receive a severance payment. Dr. Wagoner’s severance payment is equal to 24 months’ base salary plus 75% of her target cash bonus for the year in which the termination of her employment occurs or, if such target cash bonus has not yet been determined as of the date of her termination, 75% of her target cash bonus for the year immediately preceding the year in which the termination occurs. Pursuant to the Letter Agreements, although Dr. Wagoner voluntarily accepted a reduction in base salary, upon a change of control event, the higher approved base salary will be reinstated and, in the event that Dr. Wagoner becomes entitled to severance payments upon a change of control event, such payments owed to Dr. Wagoner, including the bonus component, will be calculated based on her higher reinstated salary.

Dr. Katz’s severance payment is equal to 21 months’ base salary plus 75% of his target cash bonus for the year in which the termination of his employment occurs or, if such target cash bonus has not yet been determined as of the date of his termination, 75% of his target cash bonus for the year immediately preceding the year in which the termination occurs.

The definition of good reason in the Employment Agreements includes a change of control that occurs and the Executive notifies Icagen in writing within one year that such Executive intends to terminate his or her employment.

Dr. Wagoner and Dr. Katz would continue to be entitled to receive all Icagen medical and dental insurance, life insurance and disability insurance benefits to which he or she was entitled as of the date of termination (the “Continuing Benefits”), subject to the terms of all applicable benefit plans, or cash in lieu of such benefits if not permitted under such plans, for the shorter of 24 months, in the case of Dr. Wagoner, or 21 months, in the case of Dr. Katz, or until the Executive obtains comparable coverage from another employer.

If Icagen chooses not to renew the Employment Agreement with the Executive, the Executive is entitled to receive a severance payment in an amount equal to 21 times her monthly base salary, in the case of Dr. Wagoner, and 18 times his monthly base salary, in the case of Dr. Katz, plus 75% of target cash bonus for the year in which the termination occurs or, if such target bonus has not yet been determined as of the date of termination, 75% of target bonus for the year immediately preceding the year in which termination occurs.

If at any time any payment to the Executive constitutes an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), the Executive is entitled to be reimbursed by Icagen for any taxes owed, subject to certain limitations specified in the Employment Agreements, including a cap of $100,000, in the case of Dr. Wagoner, and a cap of $50,000, in the case of Dr. Katz; provided that, the total amount of such payments may be reduced if the after tax result is more favorable to the Executive.

In the event of termination of the Executive’s employment by Icagen or its successor without cause or by the Executive for good reason on or prior to the 18-month anniversary of a change of control event, the definitions of good reason and cause in the agreement will apply in lieu of the definitions of such terms in Icagen’s 2004 Stock Incentive Plan with respect to the treatment of equity awards issued to the Executive under that plan, under certain circumstances.

Each of the Executives is bound by the terms of Icagen’s standard non-disclosure, inventions and non-competition agreement, which prohibits such Executive from competing with Icagen during the term of such Executive’s employment and for a period of two years after termination of such Executive’s employment.

The summary of the Employment Agreements contained herein is qualified by reference to the Employment Agreements, which are filed herewith as Exhibits (e)(7) – (e)(16) and are incorporated herein by reference.

The following table sets forth, as of July 20, 2011, the cash consideration that Icagen’s executive officers would receive in accordance with the terms of the Employment Agreements if such Executive’s employment were terminated without cause or such Executive terminated his or her employment for good reason as of July 20, 2011 in accordance with the terms of the Employment Agreements:

Name	Severance Salary Payment	Severance Bonus Payment	Continuation of Health Benefits	Total
P. Kay Wagoner	$777,462	$145,774	$14,684	$937,920
Richard D. Katz	$551,565	$94,554	$26,426	$672,545

Effect of the Offer and the Merger Agreement on Employee Benefits. Pursuant to Section 6.11 of the Merger Agreement, if the employment of any Icagen employee is terminated on or prior to the first anniversary of the Effective Time under circumstances under which such employee would have received severance benefits under Icagen’s severance policy, Pfizer will cause the Surviving Corporation to provide Icagen employees with severance benefits that are at least equal to the severance benefits that would have been paid under such Icagen severance policy. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Indemnification of Officers and Directors. Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for a breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, the unlawful payment of dividends, unlawful stock purchases or redemption or for any transaction from which the director derived an improper personal benefit. Article SEVENTH of Icagen’s Restated Certificate of Incorporation, as amended, provides that no director of Icagen shall be personally liable to Icagen for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons, serving at the request of the corporation in related capacities, against expenses, judgments, fines and amounts paid in settlement incurred in connection with an action or proceeding to which such person is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, in any criminal proceeding, if such person had no reasonable cause to believe such person’s conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses actually and reasonably incurred and no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances. Article EIGHTH of Icagen’s Restated Certificate of Incorporation, as amended, provides that Icagen shall indemnify:

•

each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Icagen) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of Icagen, or is or was serving, or has agreed to serve, at the request of Icagen, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of Icagen, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; and

•

any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Icagen to procure a judgment in its favor by reason of the fact that Indemnitee is or was, or has agreed to become, a director or officer of Icagen, or is or was serving, or has agreed to serve, at the request of Icagen, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of Icagen, except that no such indemnification shall be made in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable to Icagen, unless, and only to the extent, that the Court of Chancery of Delaware shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such expenses (including attorneys’ fees) which the Court of Chancery of Delaware shall deem proper.

Notwithstanding the foregoing, to the extent that an Indemnitee has been successful, on the merits or otherwise, in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, or on appeal from any such action, suit or proceeding, Indemnitee shall be indemnified against all expenses (including attorneys’ fees) actually and reasonably incurred by or on behalf of Indemnitee in connection therewith. If Icagen does not assume the defense of any such foregoing action, expenses shall be advanced to a director or officer at his request, provided that he or she undertakes to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification for such expenses. Indemnification is required to be made unless Icagen determines that the applicable standard of conduct required for indemnification has not been met. As a condition precedent to the right of indemnification, the director or officer must give Icagen notice of the action for which indemnity is sought and Icagen has the right to participate in such action or assume the defense thereof. In the event of a denial by Icagen of a request for indemnification, if disposition thereof is not made within 30 days, the right to indemnification or advances shall be enforceable by the officer or director in any court of competent jurisdiction.

The Merger Agreement provides that from and after the Acceptance Time through the sixth anniversary of the date on which the Effective Time occurs, Pfizer shall cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify and hold harmless each person who is as of the date of the Merger Agreement, or has been at any time prior to the date thereof, or who becomes prior to the Effective Time, a director or officer of Icagen (the “Indemnified Parties” and, each, an “Indemnified Party”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, actually and reasonably incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director, employee or agent of Icagen or, while a director or officer of Icagen, is or was serving at the request of Icagen as a director, officer, employee or agent of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Icagen is obligated to indemnify and hold harmless such individuals on the date of the Merger Agreement pursuant to Icagen’s certificate of incorporation and bylaws as in effect on the date of the Merger Agreement. Each Indemnified Party will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from the Surviving Corporation to the fullest extent that Icagen is obligated to advance expenses to such individuals on the date of the Merger Agreement pursuant to Icagen’s certificate of incorporation and bylaws as in effect on the date of the Merger Agreement; provided that any Indemnified Party to whom expenses are advanced provides an undertaking, to the extent required by the DGCL, to repay such advances if it is determined by a final determination of a court of competent jurisdiction (which determination is not subject to appeal) that such Indemnified Party is not entitled to indemnification under applicable law.

The Merger Agreement also provides that from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Pfizer shall not, nor shall it permit the Surviving Corporation to, amend, repeal or otherwise modify provisions for indemnification, exculpation and advancement of expenses provided to the Indemnified Parties in any manner that would adversely affect the rights of the Indemnified Parties in respect of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement), unless such modification is required by law; provided, however, that in the event any claim or claims are asserted or made either prior to the Effective Time or within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

The Merger Agreement further provides that the Surviving Corporation shall, and Pfizer shall cause the Surviving Corporation to, (i) maintain, at no expense to the beneficiaries, in effect for six (6) years from the Effective Time, the current policies of the directors’ and officers’ liability insurance maintained by Icagen (the “Current D&O Insurance”) with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement), so long as the annual premium therefor would not be in excess of two hundred fifty percent (250%) of the last annual premium paid prior to the Effective Time, or (ii) purchase a six (6) year extended reporting period endorsement with respect to the Current D&O Insurance (a “Reporting Tail Endorsement”) and maintain such endorsement in full force and effect for its full term, provided, however, that Pfizer may, in lieu thereof, and shall have the final decision making ability to, purchase a substitute policy with the same coverage limits and substantially similar terms as in the Reporting Tail Endorsement proposed to be purchased by the Surviving Corporation. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b)	Arrangements with the Purchaser and Pfizer

Merger Agreement. The summary of the Merger Agreement contained in the sections of the Offer to Purchase titled “Purpose of the Offer; the Merger Agreement; Plans for Icagen” is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Merger Agreement contained in the Offer to Purchase, which describes the material terms of the Merger Agreement, is qualified by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement governs the contractual rights among Pfizer, the Purchaser and Icagen in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Icagen’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Pfizer, the Purchaser or Icagen in Icagen’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Pfizer, the Purchaser or Icagen. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which Pfizer may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and are qualified by information set forth on confidential schedules. Accordingly, stockholders should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

Confidentiality Agreement. Icagen and Pfizer are parties to a confidentiality agreement dated October 10, 2006, as amended on June 14, 2011 (the “Confidentiality Agreement”), pursuant to which, among other things and subject to certain exceptions, Pfizer agreed that it and its affiliates would keep confidential and not disclose information concerning Icagen, except in accordance with the terms of the Confidentiality Agreement and would use such material solely for purposes of evaluating and discussing a potential business transaction between the parties.

Pursuant to the Confidentiality Agreement, Pfizer also agreed that, for a period of 15 months from the date of the Confidentiality Agreement, subject to specified exceptions, Pfizer would not solicit the employment of any officers or other employees of Icagen. The summary of the Confidentiality Agreement contained herein is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibits (e)(2) and (e)(3) hereto and is incorporated herein by reference.

Tender and Voting Agreements. Venrock and each of the executive officers and directors of Icagen, who beneficially own an aggregate of 496,265 shares of Icagen common stock, have each entered into a Tender and Voting Agreement with Pfizer and the Purchaser dated as of the date of the Merger Agreement pursuant to which Venrock and each such executive officer and director has agreed to tender into the Offer all shares of Icagen common stock beneficially owned or acquired by each such person, subject to certain limited exceptions, and not to withdraw any such shares previously tendered. Venrock and the executive officers and directors also have agreed to vote, and have appointed Pfizer as their proxy to vote, all shares of Icagen common stock beneficially owned by them in favor of the adoption of the Merger Agreement and the acquisition and against any other action, agreement or transaction submitted for approval to Icagen’s stockholders that would constitute an acquisition proposal from a third party. In addition, under the Tender and Voting Agreements, Venrock and the executive officers and directors have agreed, subject to limited exceptions (including those contemplated in the Merger Agreement), not to sell, transfer, assign or otherwise dispose of any such shares other than pursuant to the Offer. The Tender and Voting Agreements also provide that Venrock and the directors and executive officers shall not engage in any solicitation efforts of an alternative acquisition proposal of the type that would be prohibited under the Merger Agreement. Finally, Venrock and Icagen’s directors and executive officers granted an option under the Tender and Voting Agreement to Pfizer which may be exercised by Pfizer to acquire all of the shares of Icagen common stock held by Venrock and such director or officer in the event that the Offer is consummated and Venrock or such director or officer fails to tender its, his or her shares in the Offer; provided that this option shall not apply to shares of stock or Icagen options issued under Icagen’s employee benefit plans that are unvested or for which restrictions have not yet lapsed. The Tender and Voting Agreements are summarized in the section of the Offer to Purchase titled “The Purpose of the Offer; the Merger Agreement; Plans for Icagen—Tender and Voting Agreements,” which summary is incorporated herein by reference. To the knowledge of Icagen after making reasonable inquiry, all of Icagen’s executive officers and directors currently intend to tender all of the shares of Icagen common stock that they hold of record or beneficially own in the Offer in compliance, as applicable, with the Tender and Voting Agreements.

The summary of the Tender and Voting Agreements contained herein is qualified in its entirety by reference to the Form of Tender and Voting Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Amendment of Purchase Agreement. On August 13, 2007, Icagen entered into a Purchase Agreement (“Purchase Agreement”) with Pfizer, pursuant to which Pfizer agreed to purchase up to approximately $15 million in shares of Icagen’s Common Stock and have those shares be subject to certain voting restrictions. In connection with the Merger Agreement, on July 20, 2011, Icagen entered into an amendment (the “Purchase Agreement Amendment”) to the Purchase Agreement, pursuant to which, among other things, Pfizer will be permitted to vote, or cause to be voted, and has agreed to vote, all of the shares of Icagen common stock then beneficially owned by Pfizer or any of its subsidiaries (including the Purchaser) in favor of the Merger and the adoption of the Merger Agreement. The foregoing description of the Purchase Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement Amendment, a copy of which is filed as Exhibit (e)(17) hereto and is incorporated herein by reference.

Amendment of Collaborative Research and License Agreement. On August 13, 2007, Icagen entered into a Collaborative Research and License Agreement (as amended, the “Collaborative Research and License Agreement”) with Pfizer relating to the discovery, development, manufacture and commercialization of pharmaceutical compounds and products that modulate three specific sodium ion channels as potential new treatments for pain and related disorders. In connection with the Merger Agreement, on July 20, 2011, Icagen entered into an amendment (the “Collaborative Research Agreement Amendment”) to the Collaborative Research and License Agreement, pursuant to which, among other things, Pfizer will only be obligated to pay Icagen milestone payments and notify Icagen of the achievement of any Development Events (as defined in the Collaborative Research Agreement Amendment) under the Collaborative Research and License Agreement in the event that the Merger Agreement is terminated and the milestones are met, at which time any such milestones shall be payable together with interest from the date they would otherwise have been payable. In the event that the Collaborative Research and License Agreement is terminated prior to any termination of the Merger Agreement, Pfizer shall not be relieved of its obligation to make a milestone payment otherwise due and payable without regard to the Collaborative Research Agreement Amendment. The foregoing description of the Collaborative Research Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Collaborative Research Agreement Amendment, a copy of which is filed as Exhibit (e)(18) hereto and is incorporated herein by reference.

Amendment of Rights Agreement. In connection with the Merger Agreement, on July 20, 2011, Icagen entered into an amendment (the “Rights Agreement Amendment”) to the Rights Agreement dated December 2, 2008 between Icagen and American Stock Transfer & Trust Company LLC, as Rights Agent (the “Rights Agreement”). The Rights Agreement Amendment, among other things, renders the Rights Agreement inapplicable to the Merger, the Offer, the Top-Up Option (as defined below), the Merger Agreement, the Tender and Voting Agreements and each of the transactions contemplated thereby. Specifically, the Rights Agreement Amendment provides that none of (i) the approval, execution, delivery, performance or public announcement of the Merger Agreement (including any amendments thereto), (ii) the public announcement of the Offer, (iii) the commencement of the Offer or the purchase of Icagen common stock pursuant to the Offer, (iv) the consummation or public announcement of the Merger and other transactions contemplated by the Merger Agreement, (v) the Top-Up Option or (vi) the approval, execution, delivery, performance or public announcement of the Tender and Voting Agreements will result in either Pfizer or the Purchaser or any of their respective affiliates or associates being deemed an “Acquiring Person” (as such term is defined in the Rights Agreement) or give rise to any event that would result in the occurrence of a “Stock Acquisition Date” or a “Distribution Date” (as those terms are defined in the Rights Agreement). The Rights Agreement Amendment also provides that the rights shall expire immediately prior to the Effective Date if the Rights Agreement has not otherwise terminated. The foregoing description of the Rights Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement Amendment, a copy of which is filed as Exhibit (e)(19) hereto and is incorporated herein by reference.

Ownership of Icagen Common Stock. The Offer to Purchase states that Pfizer and the Purchaser beneficially own 1,563,280 shares of Icagen common stock, which includes 496,265 shares of common stock subject to the Tender and Voting Agreements.

Board Designees. The Merger Agreement provides that promptly upon the Acceptance Time, Pfizer shall be entitled to designate such number of directors on Icagen’s Board of Directors as will give Pfizer, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (x) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (y) the percentage that (I) the number of shares of Icagen common stock then owned by Pfizer, the Purchaser, or any other subsidiary of Pfizer bears to (II) the number of such shares outstanding, and the Company shall, at such time, cause Pfizer’s designees to be so elected, subject to certain restrictions. The Merger Agreement provides that Icagen shall take all actions reasonably requested by Pfizer necessary to cause Pfizer’s designees to be elected or appointed to Icagen’s Board, including increasing the size of Icagen’s Board or obtaining the resignations of incumbent directors. Additionally, the Merger Agreement provides that Icagen will, upon Pfizer’s request, cause the Pfizer designated directors to constitute the same percentage as such individuals represent of the entire Icagen Board on each committee of the Icagen Board.

Following the election or appointment of the Purchaser’s designees and until the Effective Time, at least three non-employee members of the Board on July 20, 2011 shall remain on the Board until the closing of the Merger (the “Independent Directors”). Approval of a majority of the Independent Directors will be required to (i) amend or terminate the Merger Agreement, (ii) exercise or waive any of the Company’s rights, benefits or remedies thereunder, if such action would materially and adversely affect holders of Icagen common stock other than Pfizer or the Purchaser, (iii) amend the certificate of incorporation or bylaws of the Company, (iv) take any other action of the Board under or in connection with the Merger Agreement or the transactions contemplated thereby, (v) extend the time for performance of any of the obligations of Pfizer or the Purchaser under the Merger Agreement, (vi) waive any condition to the Company’s obligations under the Merger Agreement, or (vii) authorize any agreement between the Company, on the one hand, and Pfizer, the Purchaser or any of their Affiliates, on the other hand.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Purchaser intends to designate representatives to the Board from among the directors and officers of the Purchaser and Pfizer. Background information on these individuals is found in the Information Statement attached to this Schedule 14D-9 as Annex I and incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a)	Recommendation of Icagen’s Board

The Board, at a meeting duly called and held on July 19, 2011, by unanimous vote:

•	declared that the Offer and the Merger are fair to and in the best interests of Icagen and its stockholders;

•	approved and declared advisable the Merger Agreement and the transactions contemplated thereby;

•

approved and adopted an amendment to the Rights Agreement that has the effect of rendering the Rights issued thereunder inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger;

•

approved and adopted an amendment to the Collaborative Research and License Agreement, pursuant to which, among other things, Pfizer will only be obligated to pay certain milestones to Icagen in the event that the Merger Agreement or the Collaborative Research and License Agreement is terminated and the milestones are met;

•

approved and adopted an amendment to the Purchase Agreement, pursuant to which, among other things, Pfizer will be permitted to vote, or cause to be voted, all of the shares of Icagen common stock then beneficially owned by Pfizer or any of its subsidiaries (including the Purchaser) in favor of the Merger and the adoption of the Merger Agreement; and

•	recommended that Icagen’s stockholders accept the Offer, tender their shares of Icagen common stock pursuant to the Offer and adopt the Merger Agreement.

Accordingly, the Board unanimously recommends that Icagen’s stockholders ACCEPT the Offer, tender their shares of Icagen common stock pursuant to the Offer and adopt the Merger Agreement and the transactions contemplated thereby, if applicable.

A letter to stockholders communicating the Board’s recommendation is filed herewith as Exhibit (a)(8) and is incorporated herein by reference.

(b)	Background of the Transaction

As part of the ongoing evaluation of our business, the Board and Icagen’s senior management regularly review and assess different strategies for improving Icagen’s competitive position and enhancing stockholder value, including such strategic alternatives as the formation of one or more collaborations or the potential acquisition of the Company. In furtherance of this process, in October 2008, Icagen entered into an Engagement Letter with J.P. Morgan Securities LLC (“J.P. Morgan”) pursuant to which Icagen engaged J.P. Morgan to assist the Company in assessing its strategic alternatives. J.P. Morgan promptly began preparatory work to contact potential acquirers and collaboration partners.

In late October 2008, at the request of the Board, J.P. Morgan started contacting potential acquirers and collaboration partners. Over the course of several months, J.P. Morgan contacted a total of approximately 30 companies, including Pfizer, to discuss strategic alternatives with Icagen. Four of the approximately 30 companies contacted by J.P. Morgan expressed interest in a transaction, but only one submitted a term sheet in which it proposed a licensing transaction with the Company which the Board deemed to be on unfavorable terms. During late 2008 and through mid 2009, no parties expressed interest in a strategic transaction with Icagen despite ongoing outreach by management and J.P. Morgan.

On June 4, 2009, Icagen publicly announced that it retained J.P. Morgan to provide advice and assistance on a range of possible transactions, including the formation of one or more collaborations or the potential acquisition of the Company.

Also in June 2009, the Board instructed J.P. Morgan to expand its outreach efforts to include a larger number of parties. Based on these instructions, J.P. Morgan and Icagen contacted approximately 40 parties to discuss possible strategic alternatives. As of October 2009, Icagen had not received any indications of interest in this process.

In March 2010, J.P. Morgan, at the request of the Board, renewed its efforts and compiled a list of approximately 20 potential companies to be approached by J.P. Morgan to again explore interest in a strategic transaction with Icagen. By June 2010, eight parties had expressed preliminary interest in discussions, but none of the parties submitted a written indication of interest. In August 2010, the Board determined that the level of interest was not sufficient enough to sustain a competitive process.

In addition to the process led by J.P. Morgan, which focused primarily on large and medium sized pharmaceutical companies, beginning in November 2010 and continuing into June 2011, management and members of the Board identified a broad target list of smaller public or private companies that were considered as potential collaboration or merger alternatives for Icagen. Meetings, presentations, and due diligence sessions were conducted with a subset of these companies which expressed mutual interest in a potential transaction. While a small number of these parties expressed preliminary interest in engaging in discussions regarding a potential collaboration, merger or acquisition of a particular asset or capability of the Company, each of these companies either failed to submit an indication of interest or suggested a transaction on terms where the parties were unable to agree on relative valuation of the companies.

In 2006, prior to the initiation of the 2007 collaboration with Pfizer, Icagen and Pfizer had discussions about a potential strategic transaction. In addition, Pfizer was included on the lists of companies that J.P. Morgan contacted in 2008, 2009 and 2010. Each of those times, Pfizer declined interest in pursuing a strategic transaction.

On or about April 13, 2011, Barbara Dalton, Vice President Venture Capital at Pfizer, called Anthony Evnin, one of Icagen’s directors, to informally inquire about Icagen’s potential interest in a transaction. Dr. Dalton noted that the existing collaboration between Icagen and Pfizer would expire at the end of 2011 and that Pfizer believed it was time to begin exploring alternative options to continue or expand the relationship between the parties. In addition to a renewal or extension of the existing collaboration, Dr. Dalton asked Dr. Evnin whether Icagen would be willing to explore an acquisition by Pfizer. Dr. Dalton indicated that Pfizer was not in a position to make a formal proposal, however she was informally inquiring about whether an acquisition of Icagen by Pfizer at a price in the range of $4.00 – $5.00 per share would be worth exploring further. Dr. Dalton explained to Dr. Evnin that Pfizer would need to complete customary due diligence prior to making any formal acquisition proposal. Dr. Evnin indicated that he would discuss the inquiry with both senior management and other Board members. Dr. Evnin called Dr. Dalton back later that day to ask a few clarifying questions, including whether Pfizer would consider transaction structures other than an acquisition of the entire company. Dr. Dalton responded that she would discuss that possibility with the Pfizer team. Dr. Evnin conveyed an interest in discussing Pfizer’s proposal with the Icagen Board, but that he did not think the indicated price range of $4.00 – $5.00 per share would be acceptable. Dr. Dalton and Dr. Evnin agreed to speak again the following Wednesday (April 20, 2011). The closing price of Icagen’s common stock on April 13, 2011 was $2.44 and the market capitalization of the Company was approximately $18 million.

Over the next few days, Dr. Evnin, P. Kay Wagoner, Chief Executive Officer of Icagen, and Richard Katz, Chief Financial Officer of Icagen, discussed the informal inquiry from Pfizer and considered appropriate next steps. These discussions included conversations with J.P. Morgan and the Company’s outside counsel at Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”).

On or about April 20, 2011, Dr. Evnin and Dr. Dalton spoke by telephone to clarify Pfizer’s interest in Icagen and its programs. Dr. Evnin conveyed an interest in discussing Pfizer’s proposal with the Icagen Board, and reiterated that he did not think the indicated price range of $4.00 – $5.00 per share would be acceptable.

On or about April 21, 2011, Dr. Wagoner met with Dr. Dalton in New York and discussed Icagen’s technologies and expertise.

On or about April 26, 2011, Dr. Dalton and Dr. Evnin spoke by telephone and Dr. Evnin indicated that the proposed $4.00 – $5.00 price range being discussed was probably not of interest to Icagen until more was known about structure of a possible transaction. He also indicated that an exclusive negotiating period would likely not be acceptable to Icagen. Dr. Evnin and Dr. Dalton also discussed the fact that Pfizer would need to file a 13D with the SEC.

On or about April 27, 2011 Dr. Dalton called Dr. Evnin and stated that Pfizer would not require negotiating exclusivity with Icagen. Dr. Evnin and Dr. Dalton also discussed other elements of potential transaction structures and Pfizer’s intention to file a 13D with the SEC.

On April 27, 2011, the Board convened by teleconference to discuss Pfizer’s informal expression of interest. The Board authorized management to proceed with further discussions and to have J.P. Morgan assist in any negotiations.

On or about April 29, 2011, Dr. Evnin called Dr. Dalton to confirm the Board’s interest in exploring a potential acquisition of Icagen by Pfizer but indicated that the price range of $4.00 – $5.00 per share was inadequate. Dr. Evnin notified Dr. Dalton that J.P. Morgan would contact Pfizer on behalf of the Board, pending Dr. Dalton’s confirming the appropriate contact within Pfizer for J.P. Morgan.

On or about May 3, 2011, Dr. Evnin spoke with Dr. Dalton and confirmed that J.P. Morgan should contact Doug Giordano, Senior Vice President, Business Development at Pfizer.

On or about May 5, 2011, representatives of J.P. Morgan spoke with Mr. Giordano and confirmed that the Icagen Board was interested in exploring a potential acquisition of the Company by Pfizer, but that the indicated price range of $4.00 – $5.00 per share was inadequate. J.P. Morgan also discussed with Mr. Giordano the potential acquisition process.

The following week, representatives of J.P. Morgan informed Mr. Giordano that Icagen could potentially provide feedback on the indicated price range after a Board meeting later that week. On May 16, 2011, the Board convened by teleconference to discuss the appropriate approach to negotiating with Pfizer and other potential strategic alternatives, including possible interest by other parties in collaboration and acquisition transactions. The Board reaffirmed its desire to pursue all viable business development and strategic opportunities in order to be in a position to identify optimal opportunities for Icagen and its stockholders.

On or about May 17, 2011, J.P. Morgan called Mr. Giordano to confirm Icagen’s interest in exploring an acquisition by Pfizer but also to state that the indicated price range remained inadequate. J.P. Morgan conveyed to Pfizer at the request of the Board, that Pfizer might consider whether additional cash and a contingent value right structure could be employed to bridge the valuation gap.

On or about May 19, 2011, Mr. Giordano spoke with J.P. Morgan and indicated that Pfizer could potentially be interested in a transaction that would provide $5.00 per share of cash and a contingent value right that would have a value of approximately $0.50 per share to Icagen stockholders.

Over the next few days, Icagen management, working in close consultation with J.P. Morgan, spoke with several members of the Icagen Board to seek their counsel regarding appropriate next steps to advance the dialogue with Pfizer.

On or about May 24, 2011, J.P. Morgan called Mr. Giordano to express the Board’s continued interest in a transaction, but also to inform Mr. Giordano that the indicated price range remained inadequate. J.P. Morgan informed Mr. Giordano that the Board would be convening on June 2, 2011 for a regularly scheduled meeting, and that Pfizer’s proposal would be discussed in detail at that meeting. J.P. Morgan encouraged Mr. Giordano to submit Pfizer’s best offer for consideration at the meeting.

On June 1, 2011, Mr. Giordano called J.P. Morgan to indicate that Pfizer would be willing to consider an acquisition of Icagen in an all-cash transaction at a price of $6.00 per share. Mr. Giordano indicated to J.P. Morgan that this would be the highest price that Pfizer would consider.

Also on June 1, 2011, J.P. Morgan contacted representatives of a pharmaceutical company that we refer to as “Company A” about a possible acquisition of Icagen.

On June 2, 2011, the Board held a regularly scheduled meeting, and representatives of WilmerHale and J.P. Morgan attended the meeting. The Board discussed the merits of a proposed transaction with Pfizer in detail as compared to continuing as a stand-alone entity. J.P. Morgan updated the Board on a conversation that it had with Company A and noted that Company A proposed a stock for stock merger at a small premium to the Company’s stock price. Icagen management provided the Board with a thorough update on Icagen and its prospects, including strategic and financial matters, as well as the progress of its various programs. J.P. Morgan then made a detailed presentation regarding valuation. Following a lengthy board discussion during which various aspects of a potential transaction were considered, the Board determined that it was in the best interests of the Company and its stockholders to proceed with further discussions with Pfizer for a potential transaction at the proposed share price and authorized J.P. Morgan to engage with Pfizer regarding the proposed transaction. The Board determined that the expression of interest from Company A was not competitive with the proposed transaction with Pfizer as it would provide a smaller premium to the Company’s stock price and it was not a cash deal. The Board also instructed J.P. Morgan to contact a targeted group of potential buyers identified by J.P. Morgan, all of whom had been previously contacted about a potential strategic transaction with Icagen by either J.P. Morgan or Icagen, to determine if there was interest in acquiring the Company.

Later in the day on June 2, 2011, J.P. Morgan called Mr. Giordano to inform him that the Icagen Board was interested in proceeding towards a potential transaction at the proposed price of $6.00 per share and to discuss next steps regarding Pfizer’s diligence process.

On June 3, 2011, Icagen executed an engagement letter with J.P. Morgan, effective as of April 29, 2011, to act as Icagen’s financial advisor for a possible acquisition transaction. Also on June 3, 2011, WilmerHale and Ropes & Gray, Pfizer’s outside legal counsel, initiated discussions regarding an amendment to the existing confidentiality agreement between the two companies.

On June 6, 2011, J.P. Morgan contacted representatives of a biosciences company that we refer to as “Company B” about a possible acquisition of Icagen. Company B had previously approached Icagen regarding its interest in one of the Company’s programs and, in connection with this expression of interest, had previously entered into a confidentiality agreement with the Company.

On June 6, 2011, J.P. Morgan contacted representatives of a pharmaceutical company that we refer to as “Company C” about a possible acquisition of Icagen and a pharmaceutical company that we refer to as “Company D” about a possible acquisition of Icagen.

On June 7, 2011, J.P. Morgan contacted representatives of a pharmaceutical company that we refer to as “Company E” and a pharmaceutical company that we refer to as “Company F” about a possible acquisition of Icagen.

On June 13, 2011, Icagen conducted a management presentation with representatives of Company B. Following Icagen’s management presentation, Company B advised J.P. Morgan that it would not be in a position to acquire the company for a premium, but did express an interest in a potential acquisition of a certain Icagen program. Following this informal expression of interest, representatives of Icagen, J.P. Morgan and WilmerHale had several discussions to consider the feasibility of a spin-off or asset sale of a program in the context of a sale of the entire Company to Pfizer. As noted below, the Board determined that this expression of interest was not competitive with the proposed transaction with Pfizer as it potentially could only provide value with respect to one of the Company’s programs.

On June 14, 2011, Icagen and Pfizer entered into an amendment to the confidentiality agreement, dated October 10, 2006, between the parties, which agreement was entered into to facilitate the disclosure of additional information about Icagen and for the parties to discuss a possible corporate transaction. The amendment extended the terms of the October 2006 confidentiality agreement for purposes of evaluating a potential transaction between the parties. The October 2006 confidentiality agreement, as amended, contains customary confidentiality provisions. Thereafter, Pfizer began to conduct a due diligence investigation of Icagen, including diligence covering the Company’s business, technology, intellectual property and financial condition, which lasted through July 19th. During this due diligence investigation, Pfizer conducted three on-site visits on June 22, July 5 and July 6, 2011.

On June 14, 2011, Icagen conducted a management presentation with representatives of Pfizer.

On June 16, 2011, WilmerHale and Ropes & Gray had a conversation regarding Pfizer’s obligation to file a Schedule 13D as a result of the amendment of the confidentiality agreement and Pfizer’s potential interest in acquiring the Company, the contents of that filing and the preparation of a merger agreement for the proposed transaction.

On June 20, 2011, WilmerHale and Ropes & Gray discussed the proposed timing of the transaction.

On June 21, 2011, the Board met telephonically to review the status of J.P. Morgan’s outreach to third parties other than Pfizer. Representatives from J.P. Morgan and WilmerHale attended the meeting. J.P. Morgan informed the Board that Companies C, D, E and F declined to engage in discussions regarding a potential transaction with Icagen and that Company B would not be in a position to acquire the Company for a premium but did express an interest in a potential acquisition of one of Icagen’s programs. The Board determined that Company B’s proposal was not competitive with the proposed transaction with Pfizer as it only potentially might provide value with respect to one of the Company’s programs and that the prospects of Icagen as a stand-alone public company would diminish if such a transaction were to occur. J.P. Morgan also provided an update on the discussions with Pfizer.

On June 22, 2011, Ropes & Gray sent an initial draft of the Merger Agreement to WilmerHale.

On June 24, 2011, after the close of the market, Pfizer filed a Schedule 13D with the SEC which indicated that, as part of its ongoing evaluation of the possible extension or other modification of the existing collaboration agreement between the parties, it was evaluating the possibility of entering into a strategic transaction with Icagen, which could have the effect of influencing or changing the control of Icagen by means of a stock or asset acquisition or merger. On the same day, Icagen issued a press release acknowledging that it was currently engaged in preliminary discussions with Pfizer regarding a potential strategic transaction. The closing price of Icagen’s common stock on June 24, 2011 prior to the Schedule 13D filing by Pfizer was $2.40 and the market capitalization of the Company was approximately $21.2 million.

On June 27, 2011, the first trading day following the filing of Pfizer’s Schedule 13D, Icagen’s stock price closed at $6.33. Also on June 27, 2011, WilmerHale, Ropes & Gray and internal legal counsel for Pfizer met in person to review key issues and negotiate the Merger Agreement and J.P. Morgan spoke with Mr. Giordano about the Merger Agreement negotiations. During that call, Mr. Giordano reaffirmed that $6.00 per share was Pfizer’s best and final offer, despite fluctuation in Icagen’s share price.

On July 1, 2011, Ropes & Gray sent a revised draft of the Merger Agreement to WilmerHale, and on July 4, 2011, WilmerHale sent a revised draft of the Merger Agreement to Ropes & Gray.

On July 6, 2011, WilmerHale and Ropes & Gray conducted negotiations of the Merger Agreement by telephone.

Also on July 6, 2011 Ruth Mckernan, Senior Vice President and Chief Scientific Officer of Neusentis, a research unit of Pfizer focused on pain therapeutics, visited Icagen as part of on-site scientific and technical diligence and met with Icagen employees.

On July 7, 2011, the Board met telephonically to discuss the status of the ongoing merger negotiations and the proposed timing of a transaction with Pfizer. Representatives from WilmerHale and J.P. Morgan attended the meeting.

On July 12, 2011, Ropes & Gray sent a revised draft of the Merger Agreement to WilmerHale, and on July 14, 2011, WilmerHale sent a revised draft of the Merger Agreement to Ropes & Gray.

From July 12, 2011 through July 19, 2011, representatives of WilmerHale and Ropes & Gray continued to negotiate the Merger Agreement. In addition, on July 12, July 14 and July 18, Dr. Wagoner and Mr. Giordano spoke to resolve key open issues.

By July 16, 2011, Icagen and Pfizer had reached agreement on nearly all business and legal issues, and later that day a final version of the Merger Agreement and related documentation was circulated to the Board for review prior to a meeting scheduled for July 19, 2011.

Between July 14, 2011 and July 19, 2011, Icagen’s common stock price increased from a closing price of $6.05 on July 13, 2011 to $7.75 on July 19, 2011.

On July 19, 2011, a meeting of the Board was held in person and via videoconference to evaluate the proposed transaction with Pfizer. Representatives from WilmerHale and J.P. Morgan attended the meeting. At the meeting, representatives of J.P. Morgan presented to the Board the financial analyses described below under “Opinion of Icagen’s Financial Advisor” and responded to the Board’s questions. Following their presentation, representatives of J.P. Morgan rendered to the Board the oral opinion of J.P. Morgan, subsequently confirmed in writing on July 19, 2011, to the effect that as of that date and based upon and subject to the factors and assumptions set forth in J.P. Morgan’s written opinion, the $6.00 per share in cash to be paid to the holders of shares of Icagen common stock (other than Pfizer and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such holders. Also, at this meeting, representatives of WilmerHale reviewed with the Board its fiduciary duties in the context of the proposed transaction. Representatives of WilmerHale then reviewed with the Board the terms of the Merger Agreement, which was provided to members of the Board on July 16, 2011. During this discussion, the WilmerHale representatives focused on, among other things, the tender offer mechanics, including the timing for the commencement and expiration of the tender offer, the conditions to Pfizer’s obligations to close the tender offer (including the minimum tender condition), the “material adverse effect” definition, the Top-up Option, the non-solicitation and fiduciary out provisions and related termination rights of Icagen and Pfizer, the amount of the proposed termination fee (which was proposed to be 3.9% of the equity value of the transaction, or $2.25 million), and Icagen’s remedies in the event of a breach of the Merger Agreement by Pfizer. It was noted that there were no open issues in the Merger Agreement. WilmerHale also discussed the proposed amendment to Icagen’s rights agreement, the amendment to the collaborative and research agreement between Icagen and Pfizer, the amendment to the purchase agreement between Icagen and Pfizer, and the tender and voting agreements Pfizer and the Purchaser proposed to enter into with the Company’s directors and executive officers and with Venrock.

The Board then engaged in additional deliberations concerning the sale of Icagen, including consideration of the increase in Icagen’s stock price from $2.40 to approximately $6.00 following the Schedule13D filing on June 24, 2011 and the recent, four day increase in Icagen’s stock price, before making its determination. After considering these deliberations, the proposed terms of the Merger Agreement and the factors described under “—Reasons for the Transaction and Recommendation of the Board,” the Board concluded that, given the extensive market check over a period of over two and a half years, $6.00 per share was the highest purchase price available and that the proposed acquisition by Pfizer was the only viable transaction available to the Company, a better alternative than remaining as an independent entity and in the best interest of the Company and its stockholders. Accordingly, the Board unanimously adopted resolutions declaring the Merger Agreement and all the transactions contemplated thereby to be advisable, and determined that the Merger Agreement and all of the transactions contemplated thereby are fair to, and in the best interests of, Icagen and its stockholders (other than Pfizer and its affiliates), and recommended that the stockholders of Icagen accept the Offer, tender their shares of common stock pursuant to the Offer and vote in favor of the adoption of the Merger Agreement at any meeting of stockholders of Icagen called to consider approval of the Merger and the Merger Agreement, if applicable.

J.P. Morgan promptly notified Pfizer of the Board’s decision on the evening of July 19, 2011. Final details related to the exchange of signatures were coordinated by WilmerHale and Ropes & Gray. The Merger Agreement was executed on the morning of July 20, 2011 at which time a joint press release announcing the transaction was issued and the appropriate filings were made with the SEC.

(c)	Reasons for the Transaction and Recommendation of the Board

In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Board consulted with senior management and Icagen’s financial and legal advisors and considered a number of factors, including the following:

•	the value of the consideration to be received by Icagen stockholders pursuant to the Offer and the Merger, including:

•

that $6.00 per share in cash to be paid as the consideration pursuant to the Offer and the Merger represents a 150% premium to the unaffected stock price of $2.40, the closing price of Icagen common stock on June 24, 2011, immediately prior to the Schedule 13D filing by Pfizer; and

•	that Icagen stockholders will be entitled to receive the consideration in cash, which provides certainty of value to Icagen’s stockholders;

•

its view as to the likely interest of third parties to enter into strategic relationships with Icagen or to acquire Icagen, particularly in light of J.P. Morgan contacting approximately 30 market participants in

October 2008, approximately 40 market participants in June 2009, approximately 20 market participants in March 2010 and six market participants in June 2011 on a confidential basis to determine if such parties had an interest in exploring a strategic transaction with Icagen and the results of these efforts;

•

its belief that the Offer and the Merger were more favorable to Icagen stockholders than any other alternative reasonably available to Icagen and its stockholders, including the alternative of remaining a stand-alone, independent company, which includes risks relating to;

•	obtaining additional debt or equity financing needed for Icagen’s short and long-term capital needs;

•	the volatility of the credit and equity capital markets in the past couple of years;

•	the reliance upon a limited number of early-stage development programs;

•	the potential impact of a negative outcome in one or more of Icagen’s pre-clinical or clinical trials;

•	the development (including regulatory approvals) and commercialization of Icagen’s product candidates, including potential difficulties or delays in product candidate development;

•	the fact that Icagen is not likely to have its first commercial product, if at all, until at least 2018;

•	the competitive pharmaceutical business development landscape;

•	maintaining and protecting the Company’s intellectual property rights; and

•	the other risks and uncertainties discussed in Icagen’s filings with the SEC;

•

the limitations on Icagen’s ability to predict its future operating environment due to numerous factors, including the results of pre-clinical and clinical trials of Icagen’s product candidates, the ability to receive regulatory approvals for product candidates and the effect of competing products that may be introduced into the market place;

•

the close working relationship that Icagen has had with Pfizer under a collaborative research and license agreement since 2007. Because of this relationship, Pfizer is more knowledgeable about Icagen and its pain management program than other potential acquisition partners were or could reasonably be expected to be. Also, because this merger transaction allows Pfizer to bring Icagen’s pain program, including the sodium channel Nav1.7 program, entirely within Pfizer’s operations, the Board considered that Icagen may be perceived by Pfizer to be more valuable to Pfizer in comparison to Icagen’s value to other potential acquirers. Pfizer’s relationship with Icagen and Pfizer’s ownership of approximately 12% of Icagen’s outstanding common stock could possibly have an adverse effect on the interest of other parties in pursuing an acquisition of the entire company;

•

the opinion of J.P. Morgan, dated July 19, 2011, rendered to the Board to the effect that as of the date of the opinion and based upon and subject to the factors and assumptions set forth therein, the $6.00 per share in cash to be paid to the holders of shares of Icagen common stock (other than Pfizer and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such holders and the financial analyses presented by J.P. Morgan to the Board in connection with its rendering of its opinion to the Board. The full text of J.P. Morgan’s written opinion, dated July 19, 2011, is attached as Annex II. J.P. Morgan provided its opinion for the information and assistance of the Board in connection with its consideration of the transaction contemplated by the Merger Agreement. The opinion did not address the underlying business decision of Icagen to engage in the transaction. The opinion does not constitute a recommendation as to whether any stockholder of Icagen should tender shares of Icagen’s common stock in connection with the Offer or how any stockholder should vote with respect to the Merger or any other matter;

•

current financial market conditions, and historical market prices, volatility and trading information with respect to Icagen’s common stock, including the possibility that if Icagen remained as a stand-alone, independent company, in the event of a decline in the market price of Icagen common stock or the stock market in general, the price that might be received by holders of Icagen common stock in the open market or in a future transaction might be less than the $6.00 per share cash price to be paid pursuant to the Offer and the Merger;

•	the terms and conditions of the Merger Agreement, including:

•	the provision for a two-step transaction structure, with the Offer followed by the Merger, which may shorten the time to closing as compared to alternative structures;

•	Icagen’s ability to obtain specific performance of Pfizer’s and Purchaser’s obligations;

•

the conditions to the closing of the Offer and the Merger and the likelihood of their being satisfied, including the absence of any conditions relating to regulatory approvals, financing or Pfizer stockholder approval as conditions to Pfizer’s obligation to complete the Offer;

•

the ability of the Board under specified circumstances to furnish information to and engage in discussions and negotiations with third parties concerning a takeover proposal that constitutes or could reasonably be expected to lead to a superior acquisition proposal and, upon the payment to Pfizer of a termination fee of $2,250,000, to terminate the Merger Agreement to accept a superior acquisition proposal; and

•

the Board’s belief that the termination fee of $2,250,000 payable to Pfizer in the circumstances set forth in the Merger Agreement was reasonable in the context of termination fees that were payable in other comparable transactions and would not be likely to preclude or unreasonably deter another party from making a superior acquisition proposal;

•

the course of discussions and negotiations between Icagen and Pfizer, resulting in an increase totaling $1.00 – $2.00 per share of Icagen common stock, or approximately 20-50% above the initial price per share of Icagen common stock indicated by Pfizer, improvements to the terms of the Merger Agreement in connection with those negotiations, and the Board’s belief based on these negotiations that this was the highest price per share that Pfizer was willing to pay and that these were the most favorable terms to Icagen to which Pfizer was willing to agree;

•

that under Delaware law, Icagen stockholders who do not tender their shares in the Offer, do not vote in favor of the Merger and comply with other specified statutory procedures have the right to demand an appraisal of the fair value for their shares by the Delaware Court of Chancery in connection with the Merger and to be paid such fair value in cash;

•	its view of Pfizer’s ability to fund the consideration payable pursuant to the Offer and the Merger; and

•	its view of the fiduciary duties and responsibilities of the Board under applicable law.

In the course of its deliberations, the Board also considered a variety of risks and other countervailing factors with respect to the Offer and the Merger, including:

•	the risk that the Offer and the Merger might not be completed due to failure to satisfy the closing conditions, some of which are outside of Icagen’s control;

•

if the Offer and the Merger are not completed, the potential adverse effect of the public announcement of the signing of the Merger Agreement relating to the acquisition on Icagen’s business, including the relationship with Icagen’s collaborator and other key relationships, Icagen’s ability to attract and retain key personnel and Icagen’s overall competitive position;

•	that gains from an all-cash transaction would be taxable to Icagen stockholders for U.S. federal income tax purposes;

•

the restrictions that the Merger Agreement imposes on soliciting competing proposals, and the fact that Icagen would be obligated to pay the termination fee of $2,250,000 to Pfizer under specified circumstances;

•

the restrictions on the conduct of Icagen’s business prior to the completion of the Merger, requiring Icagen to use commercially reasonable efforts to conduct its business only in the ordinary course, in substantially the same manner as previously conducted and in compliance in all material respects with all applicable laws and regulations, and subject to other restrictions, which may delay or prevent Icagen from undertaking business opportunities that may arise pending completion of the Offer and the Merger;

•	whether, despite an extensive market check over a period of three years, Icagen could have obtained a higher purchase price than the $6.00 per share price agreed to by Pfizer;

•

despite the fact that $6.00 per share represents a 150% premium to the unaffected stock price of $2.40, the closing price of Icagen common stock immediately prior to the Schedule 13D filing by Pfizer on June 24, 2011, $6.00 per share represents a negative premium to $7.75, the price at which Icagen common stock traded on July 19, 2011, the last trading day immediately prior to the public announcement of the transactions; and

•

the interests of Icagen’s executive officers and directors in the transactions contemplated by the Merger Agreement, as described under Item 3, under the heading “Agreements Between Icagen and its Executive Officers and Directors.”

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but does set forth the principal factors considered by the Board. The Board collectively reached the unanimous conclusion to approve the Offer, the Merger and the Merger Agreement in light of the various factors described above and other factors that each member of the Board deemed relevant. In view of the wide variety of factors considered by the members of the Board in connection with their evaluation of the Offer and the Merger and the complexity of these matters, the Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The Board made its decision based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

After evaluating the above factors and consulting with its legal counsel and its financial advisors, and after concluding that $6.00 per share was the highest purchase price available, the Board unanimously declared the Merger Agreement advisable and fair to and in the best interests of Icagen and its stockholders and unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Board unanimously recommends that Icagen stockholders tender their shares to the Purchaser in the Offer.

(d)	Financial Projections

Icagen does not as a matter of course make public assumptions or projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, during its consideration of the transactions contemplated by the Merger Agreement, as described in “The Solicitation or Recommendation– Background of the Transaction” beginning on page 12, Icagen management provided J.P. Morgan with the following set of material assumptions used by J.P. Morgan to prepare a model for projections. For purposes of these analyses, only two of the three Pfizer collaboration targets were considered.

Product	Revenue Assumptions	Expense Assumptions
Nav 1.7 Program	Revenue is probability adjusted at 20%	Pfizer is responsible for all development, regulatory and commercialization costs
There are total remaining aggregate development milestones of $130 million with the probability of reaching them reported as follows:
• $10 million milestone in 2011 = 90%

• $25 million milestone in 2013 = 40%

• $20 million milestone in 2016 = 20%

• $75 million milestone in 2017 = 20%

Product will launch in the second quarter of 2018
Sales will plateau at approximately $1,500 million in 2026
Product will retain patent protection through 2034 with generic entry thereafter
The Company will receive a 7.5% royalty associated with this product

Second Program	Revenue is probability adjusted at 6.25%	Pfizer is responsible for all development, regulatory and commercialization costs
There are total aggregate development milestones of $134 million with the probability of reaching them reported as follows:

• $4 million milestone in 2012 = 50%

• $10 million milestone in 2013 = 25%

• $25 million milestone in 2015 = 12.5%

• $20 million milestone in 2018 = 6.25%

• $75 million milestone in 2019 = 6.25%
Product will launch in 2020
Sales will plateau at approximately $1,500 million in 2028
Product will retain patent protection through 2035 with generic entry thereafter
The Company will receive a 7.5% royalty associated with this product

Product	Revenue Assumptions	Expense Assumptions

KCNQ – Standalone	The Company retains worldwide rights	Cumulative development/regulatory and launch costs of $132 million consisting of the following:
	Revenue is probability adjusted at 20%	• Phase II research and development costs are estimated at $16 million
	Product will launch in the first quarter of 2018	• Phase III research and development costs are estimated at $76 million
	Sales will plateau at approximately $600 million in 2026	• Launch cost is estimated at $20 million
	Product will retain patent protection through 2029 with generic entry thereafter	Selling, general and administrative expenses are 30% of probability adjusted revenue
Maintenance research and development are 2.5% of probability adjusted revenue through patent expiration

KCNQ – Licensing	Revenue is probability adjusted at 20%	The Company will have a 50% share in all development, regulatory and commercialization costs
There are total aggregate development milestones of $90 million with the probability of reaching them reported as follows:
• $15 million upfront payment in 2012 = 50%

• $10 million milestone in 2014 = 40%

• $15 million milestone in 2017 = 20%

• $50 million milestone in 2018 = 20%

Product will launch in the first quarter of 2018
Sales will plateau at approximately $600 million in 2026
Product will retain patent protection through 2029 with generic entry thereafter
50% of US profits subject to profit sharing
Royalty for international revenue is 20%

Based on the foregoing assumptions provided by Icagen’s management, J.P. Morgan created a model that resulted in the following projections. Icagen then reviewed and approved the following projections, and J.P. Morgan relied upon such projections in preparing its financial analyses and conducting its valuation of Icagen.

KCNQ Standalone Case

Management Projections ($ millions)

	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2025E	2030E
KCNQ	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$7.5	$15.0	$24.8	$108.5	$26.7
Pfizer royalty	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$1.1	$2.7	$4.5	$23.8	$32.8
Pfizer milestones	$9.0	$2.0	$12.5	$0.0	$3.1	$4.0	$15.0	$1.3	$4.7	$0.0	$0.0	$0.0

Total revenue	$9.0	$2.0	$12.5	$0.0	$3.1	$4.0	$15.0	$9.9	$22.4	$29.3	$132.3	$59.5
% growth	—	—	—	—	—	—	—	(34.2%)	126.7%	30.8%	21.1%	(64.0%)
KCNQ COGs	—	—	—	—	—	—	—	$0.6	$1.1	$1.9	$8.1	$2.0
Total COGs	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.6	$1.1	$1.9	$8.1	$2.0
Gross profit	$9.0	$2.0	$12.5	$0.0	$3.1	$4.0	$15.0	$9.3	$21.3	$27.4	$124.1	$57.5
KCNQ SG&A	—	—	—	—	—	—	1.0	4.3	5.5	7.4	32.5	1.3
Pfizer SG&A	—	—	—	—	—	—	—	—	—	—	—	—

Total SG&A	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$1.0	$4.3	$5.5	$7.4	$32.5	$1.3
KCNQ R&D	$1.0	$2.0	$4.0	$3.0	$3.0	$1.5	$10.7	$5.5	$0.4	$0.4	$0.4	$0.0

Total R&D	$1.0	$2.0	$4.0	$3.0	$3.0	$1.5	$10.7	$5.5	$0.4	$0.4	$0.4	—
Total EBIT	$8.0	$0.0	$8.5	($3.0)	$0.1	$2.5	$3.3	($0.5)	$15.4	$19.6	$91.2	$56.1

Does not include normal course operating expenses. Normal course operating expenses assume an underlying selling, general and administrative expense of $3.0 million, grown at a constant 3.5%.

KCNQ Licensing Case

Management Projections ($ millions)

	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2025E	2030E
KCNQ operating profit and royalty	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$2.0	$3.9	$6.5	$28.9	$9.1
KCNQ milestones	$0.0	$7.5	$0.0	$4.0	$0.0	$0.0	$3.0	$10.0	$0.0	$0.0	$0.0	$0.0
Pfizer royalty	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$1.1	$2.7	$4.5	$23.8	$32.8
Pfizer milestones	$9.0	$2.0	$12.5	$0.0	$3.1	$4.0	$15.0	$1.3	$4.7	$0.0	$0.0	$0.0

Total Revenue	$9.0	$9.5	$12.5	$4.0	$3.1	$4.0	$18.0	$14.9	$12.5	$13.0	$61.4	$44.1
% growth	200.0%	5.6%	31.6%	68.0%	21.9%	28.0%	350.0%	(17.1%)	(16.3%)	4.3%	22.5%	(43.6%)

KCNQ SG&A	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$1.4	$2.7	$4.5	$19.5	$0.8
Pfizer SG&A	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Total SG&A	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$1.4	$2.7	$4.5	$19.5	$0.8

KCNQ R&D	$0.5	$1.0	$2.0	$1.5	$1.5	$0.8	$0.5	$1.2	$0.9	$0.4	$0.4	$0.0
Pfizer R&D	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Total R&D	$0.5	$1.0	$2.0	$1.5	$1.5	$0.8	$0.5	$1.2	$0.9	$0.4	$0.4	$0.0

Total EBIT	$8.5	$8.5	$10.5	$2.5	$1.6	$3.3	$17.5	$13.3	$10.8	$11.0	$52.7	$41.9

Does not include normal course operating expenses. Normal course operating expenses assume an underlying selling, general and administrative expense of $3.0 million, grown at a constant 3.5%.

These financial projections reflect a risk-adjustment based on management’s assessment of the probability of success for each of the Company’s programs. For this purpose, management assumed a 20% probability of success for the lead compound in the Pfizer program receiving FDA approval, a 6.25% probability of success for a second compound in the Pfizer program receiving FDA approval, and a 20% probability of success for ICA-105665 receiving FDA approval.

The financial projections estimate EBIT (calculated as revenues minus cost of goods sold, sales, general and administrative expense, and research and development expense). The financial projections reflect numerous estimates and assumptions made by the Company with respect to general business, economic, competitive, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s development programs, such as clinical development expenses, receipt of regulatory approvals, product launch dates, estimated revenues, market exclusivity, required investments, levels of operating expenses, and availability of capital to fund product launches and operations until the Company is cash flow positive, all of which are difficult to predict and many of which are beyond the Company’s control.

These foregoing assumptions and projections constitute non-public business and financial information about Icagen. These assumptions and projections were not prepared with a view towards public disclosure or compliance, and accordingly, do not necessarily comply with published SEC guidelines or guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections or financial forecasts. Ernst & Young LLP, Icagen’s independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the assumptions or projections and does not express an opinion or any form of assurance related to these assumptions and projections. The assumptions and projections are not being included in this Schedule 14D-9 to influence an Icagen stockholder’s decision on whether to tender Shares in the Offer but is being included because the assumptions and projections were used by J.P. Morgan in connection with the rendering of its fairness opinion to Icagen’s Board and conducting its valuation of Icagen.

These assumptions and projections are susceptible to interpretations and periodic revision based on actual experience and business developments. The assumptions and projections are difficult to predict, and many of the assumptions and projections are beyond Icagen’s control. Accordingly, there can be no assurance that the assumptions or projections will prove accurate or that any of the assumptions or projections will be realized. Icagen expects that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in this disclosure due to numerous risks and uncertainties, including but not limited to important factors listed in “Item 1A. Risk Factors” in Icagen’s Annual Report on Form 10-K for the year ended December 31, 2010 and Icagen’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011. The assumptions and projections are forward looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in Icagen’s Form 10-K and Form 10-Q.

The inclusion of the assumptions or projections in this document should not be regarded as an indication that any of Icagen, J.P. Morgan or their representatives considered or consider the assumptions or projections to be a prediction of actual future events, and the assumptions and projections should not be relied upon as such. None of Icagen, J.P. Morgan or any of their respective affiliates or representatives intends to update or otherwise revise the assumptions or projections to reflect circumstances existing or arising after the date such assumptions or projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions or projections are shown to be in error.

Icagen’s stockholders are cautioned not to place undue reliance on the assumptions or projections included in the Schedule 14D-9.

(e)	Intent to Tender

To the knowledge of Icagen after reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, each executive officer and director of Icagen currently intends to tender all shares of Icagen common stock over which he or she has sole dispositive power. In addition, in connection with the Merger Agreement, Pfizer and Purchaser entered into Tender and Voting Agreements with Venrock Associates and Venrock Associates II, L.P. For more details, refer to Item 3(b) above under the subheading “Tender and Voting Agreements,” which discussion is incorporated herein by reference. However, none of such persons will tender shares to the extent doing so would trigger any short-swing profit under Section 16(b) of the Exchange Act.

(f)	Opinion of Icagen’s Financial Advisor

Pursuant to an engagement letter entered into with Icagen on June 3, 2011 and effective as of April 29, 2011, Icagen retained J.P. Morgan Securities LLC (“J.P. Morgan”) as Icagen’s financial advisor in connection with the Offer and the Merger.

At the meeting of the Icagen Board on July 19, 2011, J.P. Morgan rendered its oral opinion to the Icagen Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to the holders of shares of Icagen’s common stock in the Offer and the Merger was fair, from a financial point of view, to such holders. J.P. Morgan has confirmed its July 19, 2011 oral opinion by delivering its written opinion to the Icagen Board, dated July 19, 2011, that, as of such date, the consideration to be paid to the holders of shares of Icagen’s common stock in the Offer and the Merger was fair, from a financial point of view, to such holders. No limitations were imposed by the Icagen Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of J.P. Morgan dated July 19, 2011, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex II hereto and is incorporated herein by reference. Holders of shares of Icagen’s common stock are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the Icagen Board, is directed only to the fairness, from a financial point of view, of the consideration to be paid to the holders of shares of Icagen’s common stock in the Offer and the Merger and does not constitute a recommendation to any of the holders of shares of Icagen’s common stock as to whether such holder should tender its shares in the Offer or how such holder should vote with respect to the Merger Agreement or any other matter. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated July 19, 2011 of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning Icagen and the industries in which it operates;

•	reviewed the publicly available financial terms of certain transactions involving companies in the same industry;

•	reviewed publicly available information regarding the financial and operating performance of certain other companies in the same industry;

•	reviewed the current and historical market prices of Icagen’s common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of Icagen relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of Icagen’s management with respect to certain aspects of the Offer and the Merger, and the past and current business operations of Icagen, the financial condition and future prospects and operations of Icagen, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Icagen or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did it assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Icagen or Pfizer under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by Icagen’s management as to the expected future results of operations and financial condition of Icagen to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Offer and the Merger and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement, and that the Merger Agreement would not differ in any material respects from the draft of the Merger Agreement that was furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Icagen and Pfizer in the Merger Agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Icagen with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without any adverse effect on Icagen or on the contemplated benefits of the Offer and the Merger.

J.P. Morgan prepared the projections based upon assumptions provided by Icagen. Icagen reviewed and approved the projections, and J.P. Morgan relied upon such projections in preparing its financial analyses and conducting its valuation of Icagen. Icagen does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Offer and the Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Icagen’s management, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.

J.P. Morgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of J.P. Morgan’s opinion. It should be understood that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of shares of Icagen’s common stock in the Offer and the Merger and J.P. Morgan has expressed no opinion as to the fairness of the Offer and the Merger to, or any consideration paid in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Icagen or as to the underlying decision by Icagen to engage in the Offer and the Merger. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Offer or the Merger, or any class of such persons relative to the consideration to be paid to the holders of shares of Icagen’s common stock in the Offer and the Merger or with respect to the fairness of any such compensation.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion. The financial analyses summarized below include information presented in a tabular format. In order to fully understand J.P. Morgan’s financial analyses, the table must be read together with the text of each applicable summary. The table alone does not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses. Mathematical analysis, such as determining the arithmetic median, or the high or low, is not in itself a meaningful method of using selected company data. In arriving at its opinion, J.P. Morgan considered selected public companies, and selected precedent transactions involving certain other public companies, with operations in the specialty pharmaceutical industry to lack sufficient comparability to Icagen and the Offer and the Merger. Accordingly, for purposes of its opinion, in addition to the review, inquiries and factors referred to in its opinion letter, J.P. Morgan relied primarily on a financial analysis of Icagen based on a discounted cash flow analysis as described below.

Sum of the Parts Discounted Cash Flow Analysis

J.P. Morgan conducted a “sum of the parts” discounted cash flow (“DCF”) analysis for the purpose of determining the fully diluted equity value per share of Icagen’s common stock. J.P. Morgan performed separate DCF analyses of Icagen’s projected cash flows from (i) the collaboration with Pfizer on the Company’s Nav 1.7 program and the Company’s second program, and (ii) the Company’s KCNQ product candidate under two scenarios, as described below. The “sum of the parts” DCF analysis of Icagen also included Icagen’s projected normal course operating expenses, the potential value attributed to Icagen’s therapeutic platform, and Icagen’s financial assets consisting of net operating losses and net cash. Financial data of Icagen were based on internal projections of Icagen’s management.

Discounted Cash Flow Analysis – Pfizer Collaboration

J.P. Morgan performed a DCF analysis of Icagen’s projected milestone and royalty payments from Icagen’s collaboration with Pfizer on the Company’s Nav 1.7 program and the Company’s second program based on consolidated management projections from 2011 through 2036. The projected revenues from the Nav 1.7 program were probability adjusted at 20%, and the projected revenues from the second program were probability adjusted at 6.25%, in each case based on management’s assessment of the probability of achieving the projections.

The projected cash flows from the KCNQ product were analyzed under two different scenarios: the KCNQ standalone case and the KCNQ licensing case.

Discounted Cash Flow Analysis – KCNQ Standalone Case

J.P. Morgan performed a DCF analysis of Icagen’s projected revenues from the standalone commercial use of the KCNQ product candidate based on consolidated management projections from 2011 through patent expiration in 2030. The projected revenues from the standalone commercial use of the KCNQ product candidate were probability adjusted at 20% based on management’s assessment of the probability of achieving the projections.

Discounted Cash Flow Analysis – KCNQ Licensing Case

J.P. Morgan performed a DCF analysis of Icagen’s projected revenues from the licensing of the KCNQ product candidate based on consolidated management projections from 2011 through patent expiration in 2030. The projected revenues from the licensing of the KCNQ product were probability adjusted at 20% based on management’s assessment of the probability of achieving the projections.

J.P. Morgan then performed a DCF analysis of Icagen’s projected normal course operating expenses based on consolidated management projections.

J.P. Morgan then separately calculated the terminal values of (i) the projected cash flows from the Pfizer collaboration, (ii) the projected cash flows from the KCNQ product (for both the standalone case and the licensing case) and (iii) the projected normal course operating expenses, in each case applying a range of terminal value growth rates from (20)% to (40)%. The range of terminal value growth rates was chosen by J.P. Morgan.

Discounted Cash Flow Analysis – Other Items

J.P. Morgan calculated the potential value attributed to Icagen’s therapeutic platform based on the analysis of other early stage biotechnology platform companies. J.P. Morgan also calculated the value of Icagen’s net operating losses on a standalone basis. J.P. Morgan then calculated the net cash of Icagen based on management’s projection of the cash and debt balance as of June 30, 2011.

Each of the items comprising the “sum of the parts” analysis described above (other than net cash) was then discounted to present value using a range of discount rates from 18% to 22%. The discount rate range of 18% to 22% was chosen by J.P. Morgan based upon its analysis of the estimated weighted-average cost of capital of Icagen. The items comprising the “sum of the parts” analysis described above were then added together, under each of the KCNQ standalone case and the KCNQ licensing case, in order to derive the implied fully diluted equity ranges per share of Icagen’s common stock, as follows:

Sum of the Parts Component	Implied Value per Share: KCNQ Standalone Case	Implied Value per Share: KCNQ Licensing Case
Pfizer Collaboration	$2.98 – $3.85	$2.98 – $3.85
KCNQ Standalone Case	$1.16 – $2.49	N/A
KCNQ Licensing Case	N/A	$1.54 – $2.25
Normal Course Operating Expenses	($1.89) – ($2.32)	($1.89) – ($2.32)
Therapeutic Platform	$0.00 – $2.14	$0.00 – $2.14
Net Operating Losses	$0.93 – $1.24	$0.93 – $1.24
Net Cash	$1.46	$1.46
Total:	$4.64 – $8.86	$5.02 – $8.62

All values presented were rounded to the nearest $0.01. The number of outstanding shares of Icagen of 9.3 million was calculated on a fully diluted basis based on information supplied by Icagen’s management. For each of the “sum of the parts” DCF analyses under the KCNQ standalone case and the KCNQ licensing case, J.P. Morgan compared the implied equity value ranges per share to (i) the per share consideration of $6.00 in cash to be paid to the holders of shares of Icagen’s common stock in the Offer and the Merger and (ii) the $2.40 per share closing price of Icagen’s common stock as of June 24, 2011, the trading day immediately preceding a Schedule 13D filing by Pfizer indicating that Pfizer was evaluating the possibility of entering into a strategic transaction with Icagen.

Historical Share Price Analysis

J.P. Morgan reviewed the price performance of Icagen’s common stock during various periods ending on June 24, 2011, the trading day immediately preceding a Schedule 13D filing by Pfizer indicating that Pfizer was evaluating the possibility of entering into a strategic transaction with Icagen, on a standalone basis and also in relation to the S&P 500 Index, the NYSE Arca Biotechnology Index (BTK) and the Nasdaq Biotechnology Index (NBI). J.P. Morgan also noted that the per share consideration of $6.00 in cash to be paid to the holders of shares of Icagen’s common stock in the Offer and Merger represented:

•

a premium of 150% over the closing price per share on June 24, 2011, the trading day immediately preceding a Schedule 13D filing by Pfizer indicating that Pfizer was evaluating the possibility of entering into a strategic transaction with Icagen, of $2.40;

•

a premium of 53% over the volume weighted average price per share for the 52 weeks ended July 18, 2011, the trading day immediately preceding July 19, 2011, the date on which J.P. Morgan delivered its opinion to the Icagen Board;

•	a discount of 26.8% from the highest closing price per share for the 52 weeks ended July 18, 2011; and

•	a discount of 24.1% from the closing price per share on July 18, 2011.

J.P. Morgan noted that historical stock trading analyses are not valuation methodologies but were presented merely for informational purposes.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or prepared by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise Icagen with respect to the Offer and the Merger and to deliver an opinion to the Icagen Board with respect to the Offer and the Merger on the basis of such experience and its familiarity with Icagen.

For services rendered in connection with the Offer and the Merger, Icagen has agreed to pay J.P. Morgan a transaction fee of approximately $3.1 million, payable upon (and contingent upon) completion of the Offer. In addition, Icagen has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including the fees and expenses of outside counsel and other professional advisors, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the federal securities laws.

J.P. Morgan and its affiliates maintain banking and other business relationships with Icagen, Pfizer and their respective affiliates, for which they receive customary compensation. During the period since Icagen’s engagement of J.P. Morgan in October 2008 described in “The Background of the Transaction”, above, J.P. Morgan has acted as Icagen’s financial advisor in connection with the Offer and the Merger and did not have any other material financial advisory or other material commercial or investment banking relationships with Icagen. During this period, J.P. Morgan and its affiliates also had commercial and investment banking relationships with Pfizer, for which J.P. Morgan and its affiliates received customary compensation, which Pfizer has advised Icagen exceeded $100 million in the aggregate. The types of services provided by J.P. Morgan to Pfizer included, among other things, acting as (i) Joint Lead Manager on Pfizer’s notes offerings in June 2009 and (ii) financial advisor for Pfizer on the following transactions: the acquisition of King Pharmaceuticals, Inc. in February 2011; the divestiture of certain animal health products in three separate transactions in May 2010, January 2010 and October 2009; the entry into a joint venture of certain products with GlaxoSmithKline plc in November 2009; and the acquisition of Wyeth in October 2009. Currently, J.P. Morgan is assisting Pfizer in connection with its evaluation of strategic alternatives for its Animal Health business, and J.P. Morgan’s commercial banking affiliate serves an agent bank and a lender under an outstanding Pfizer revolving credit facility. In addition, a member of the board of directors of Pfizer is also a member of the board of directors of J.P. Morgan’s parent company, JPMorgan Chase & Co. In the ordinary course of J.P. Morgan’s businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Icagen or Pfizer for its own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Information pertaining to the retention of J.P. Morgan in Item 4, under the heading “Opinion of Icagen’s Financial Advisor,” is incorporated herein by reference.

Except as described above, neither Icagen nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to Icagen’s stockholders on its behalf in connection with the Offer or the other transactions contemplated by the Merger Agreement.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Except as provided below, no transaction in Icagen’s common stock has been effected during the last 60 days by Icagen or, to the knowledge of Icagen, by any executive officer, director or affiliate of Icagen.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share ($)(*)	Nature of Transaction
Icagen	5/31/2011	14,300	2.75	Open market sale pursuant to Icagen’s At-the-Market Sales Program
Icagen	6/1/2011	1,900	2.69	Open market sale pursuant to Icagen’s At-the-Market Sales Program
Icagen	6/2/2011	30,853	2.63	Open market sale pursuant to Icagen’s At-the-Market Sales Program
André Lamotte	6/3/2011	2,000	2.56	Stock option grant pursuant to Icagen’s director compensation policy
Martin A. Simonetti	6/3/2011	2,000	2.56	Stock option grant pursuant to Icagen’s director compensation policy
Adeoye Y. Olukotun	6/3/2011	2,000	2.56	Stock option grant pursuant to Icagen’s director compensation policy
Richard G. Morrison	6/3/2011	2,000	2.56	Stock option grant pursuant to Icagen’s director compensation policy
Charles A. Sanders	6/3/2011	4,000	2.56	Stock option grant pursuant to Icagen’s director compensation policy
Anthony B. Evnin	6/3/2011	3,000	2.56	Stock option grant pursuant to Icagen’s director compensation policy

(*)	The price per share for open market sales pursuant to Icagen’s At-the-Market Sales Program is calculated as a weighted average price per share.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9, Icagen is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of Icagen’s securities by Icagen or any other person;

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving Icagen;

•	a purchase, sale or transfer of a material amount of assets of Icagen; or

•	a material change in the present dividend rate or policy, or indebtedness or capitalization of Icagen.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8.	ADDITIONAL INFORMATION.

(a)	Information Statement

The Information Statement attached as Annex I hereto is being furnished pursuant to Section 14(f) under the Exchange Act, and Rule 14f-1 thereunder, in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of Icagen’s stockholders. The Purchaser’s right to designate directors is further described in Item 3(b) above and in the Information Statement, and such descriptions are incorporated herein by reference.

(b)	Legal Proceedings

Ten putative stockholder class action complaints have been filed in the Delaware Court of Chancery by stockholders of Icagen: Michael Rauscher v. Icagen, Inc., et. al. (filed July 22, 2011), Denise R. Cooper v. P. Kay Wagoner, et. al. (filed July 22, 2011), Michael Peters v. Icagen, Inc., et. al. (filed July 22, 2011), Kenneth S. Cucchia v. Icagen, Inc., et. al. (filed July 22, 2011), Michael Dabah v. Icagen, Inc., et. al. (filed July 25, 2011), Dimitri Arges v. Charles A. Sanders, et. al. (filed July 25, 2011), Iroquois Master Fund Ltd. v. Charles A. Sanders, et. al. (filed July 26, 2011), Leland Boyette v. Icagen, Inc., et. al. (filed July 27, 2011), Thomas Hollinshead and David Pill v. Icagen, Inc., et. al. (filed July 27, 2011) and Gary Pawlovich v. Charles A. Sanders, et. al. (filed August 2, 2011) (collectively, the “Stockholder Actions”). The Stockholder Actions each name Pfizer, Icagen, and the current members of the board of directors of Icagen as defendants. All of the Stockholder Actions with the exception of Iroquois also name Eclipse Acquisition Corp. as a defendant. Further, Raucher, Arges, Iroquois Master Fund, Boyette and Pawlovich also name Dennis B. Gillings, a former director of Icagen, as a defendant. Plaintiffs in each Stockholder Action assert that the members of the Board breached their fiduciary duties to Icagen’s stockholders by entering into the merger via a flawed process and at an unfair price that does not reflect the value of Icagen. The plaintiffs also allege that the Merger Agreement contains preclusive deal protection devices including a no solicitation provision, termination fee, top-up option, and matching rights.

Each Stockholder Action seeks, among other relief, an injunction preventing completion of the merger, as well as costs and attorneys’ fees in connection with each such litigation. The Company believes the Stockholder Actions are without merit and intends to vigorously defend against them. There can be no assurance, however, that the Company will be successful in its defense.

(c)	Top-Up Option

Subject to the terms and conditions of the Merger Agreement, Icagen has granted the Purchaser an option to purchase from Icagen, for a purchase price per share equal to the Offer Price, a number of shares of Icagen common stock such that immediately after the issuance of those additional shares the Purchaser will own one share more than 90% of the outstanding shares of Icagen common stock (the “Top-Up Option”). The Top-Up Option may be exercised at or after the time the Purchaser accepts for payment, and pays for validly tendered shares of Icagen common stock, that together with any Icagen common stock beneficially owned by Pfizer or any subsidiary of Pfizer, equals at least a majority of Icagen’s common stock outstanding on a fully diluted basis, which means the number of shares of common stock then outstanding, together with the shares of common stock issuable pursuant to restricted stock units and pursuant to stock options or warrants outstanding at that date, whether or not vested and whether or not their exercise prices are less than the Offer Price. The Top-Up Option may not be exercised for a number of shares of common stock in excess of the aggregate number of shares of common stock held as treasury shares by Icagen and the number of shares of common stock that Icagen is authorized to issue under its certificate of incorporation but which (i) are not issued and outstanding and (ii) are not reserved for issuance under any Icagen employee stock or similar benefit plans or to otherwise satisfy outstanding rights to acquire shares of Icagen’s common stock. Icagen’s obligation to issue shares upon exercise of the Top-Up Option is subject to the following conditions, unless waived by Icagen:

•

no provision of any applicable law, and no temporary restraining order, injunction or other judgment or order prohibits the exercise of the Top-Up Option or the delivery of the shares pursuant to the Top-Up Option;

•	the issuance of shares pursuant to the Top-Up Option will not require approval of Icagen’s stockholders; and

•	the Purchaser has accepted for payment and paid for all shares of Icagen common stock validly tendered in the Offer and not withdrawn.

(d)	Vote Required to Approve the Merger and DGCL Section 253

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by Icagen of shares of Icagen common stock upon the exercise by the Purchaser of the Top-Up Option, at least 90% of the outstanding shares of Icagen common stock, the Purchaser will be able to effect a short-form merger under the DGCL, which means that the Purchaser may effect the Merger without any further action by or vote of Icagen’s stockholders. If the Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Icagen common stock, the affirmative vote of the holders of a majority of the outstanding shares of Icagen common stock will be required under the DGCL to effect the Merger.

(e)	State Takeover Laws

As a Delaware corporation, Icagen is subject to Section 203 of the DGCL. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by two-thirds of the outstanding voting stock which the interested stockholder did not own.

A corporation may also elect in its original certificate of incorporation or through a subsequent amendment to its certificate of incorporation or bylaws not to be governed by Section 203 of the DGCL. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation’s outstanding voting stock.

Icagen is subject to the provisions of Section 203 of the DGCL. The Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement from the restrictions on business combinations contained in Section 203 of the DGCL.

Icagen conducts business in certain states throughout the United States, some of which have enacted anti-takeover laws. Should any person seek to apply any state anti-takeover law, Icagen will, and is required by the Merger Agreement to, use all commercially reasonable efforts to ensure that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

(f)	Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of Icagen will have certain rights under Section 262 of the DGCL to demand appraisal of, and payment in cash of the fair value of, their shares of Icagen common stock. Such rights, if the statutory procedures were complied with, will lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their shares of Icagen common stock. The value so determined could be more or less than or the same as the Offer Price or the consideration per share of Icagen common stock to be paid pursuant to the Merger. Stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell shares of Icagen common stock in the Offer will not be entitled to exercise appraisal rights with respect to such shares.

(g)	Golden Parachute Compensation

P. Kay Wagoner, Ph.D., Richard D. Katz, M.D. and Seth V. Hetherington, M.D. are the named executive officers of the Company listed in the proxy statement for Icagen’s 2011 annual meeting of stockholders filed by the Company with the SEC on April 11, 2011. Effective December 31, 2010, Dr. Hetherington resigned and ceased to be an executive officer of the Company. The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for Dr. Wagoner and Dr. Katz (the “Named Executive Officers”) that is based on or otherwise relates to the Offer and the Merger, assuming the following:

•	the Merger closed on July 20, 2011, the last practicable date prior to the filing of this Schedule 14D-9;

•

all outstanding Company Options are cancelled in connection with the transaction, and the holders thereof receive an amount in cash equal to the product of (x) the excess, if any, of the Offer Price over the exercise price of each such Company Option and (y) the number of shares of Icagen common stock then subject to such Company Option without interest;

•

all outstanding Company RSUs vest and are settled by the Company through the issuance of one share of Icagen common stock in respect of each Company RSU and the holders of such Company RSUs receive an amount in cash equal to $6.00 for each such share of Icagen common stock;

•

no shares of Icagen common stock are withheld by the Company to cover the tax obligations of any person listed in the table upon the vesting of the Company RSUs or the payment in consideration of the cancellation of Company Options in connection with the transaction; and

•

the Named Executive Officers that were employed by the Company at the time of the closing of the Merger were terminated by the Company without cause or by the Named Executive Officers for good reason within one year of the change in control occurring on July 20, 2011, which is the last practicable date prior to the filing of this Schedule 14D-9.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Other ($)	Total ($)
P. Kay Wagoner, Ph.D. President and Chief Executive Officer	923,236	733,728	—	14,684	0	—	1,671,648

Richard D. Katz, M.D. Executive Vice President, Finance and Corporate Development, Chief Financial Officer and Treasurer	646,119	399,852	—	26,426	0	—	1,072,397

(1)	Consists of cash severance payments payable under the Employment Agreements upon termination of employment without cause or resignation with good reason (“good reason” is defined to include a change of control of the Company occurring and the Named Executive Officer notifying the Company in writing within one year that such Named Executive Officer intends to terminate his or her employment), in either event upon the Named Executive Officer’s execution of a release. Dr. Wagoner’s severance payment is equal to 24 months’ base salary plus 75% of her target cash bonus for the year in which the termination of her employment occurs or, if such target cash bonus has not yet been determined as of the date of her termination, 75% of her target cash bonus for the year immediately preceding the year in which the termination occurs. Dr. Katz’s severance payment is equal to 21 months’ base salary plus 75% of his target cash bonus for the year in which the termination of his employment occurs or, if such target cash bonus has not yet been determined as of the date of his termination, 75% of his target cash bonus for the year immediately preceding the year in which the termination occurs. The cash severance benefits in respect of base salary are $777,462 for Dr. Wagoner and $551,565 for Dr. Katz. The cash severance benefits in respect of target bonus are $145,774 for Dr. Wagoner and $94,554 for Dr. Katz. Amounts have been calculated using the base salary and annual target bonus amounts in effect on July 20, 2011 (adjusted, for Dr. Wagoner, to the base salary she would have received had she not voluntarily accepted a reduction in her base salary pursuant to the Letter Agreements).
(2)	Amounts represent the cash to be received upon completion of the Merger in connection with the accelerated vesting and settlement of Company RSUs. These amounts are payable as a result of the change in control, and are not contingent on termination by the Company without cause or by the Named Executive Officers for good reason within one year of the change in control. Neither Dr. Wagoner nor Dr. Katz will receive any payment in consideration of cancellation of Company Options.
(3)	Consists of continuation of health benefits as set forth in each Named Executive Officer’s Employment Agreement upon termination of employment without cause or resignation with good reason (as defined in note 1 to this table), in either event upon the Named Executive Officer’s execution of a release, and assumes that Dr. Wagoner will continue receiving health benefits for 24 months and Dr. Katz will continue receiving health benefits for 21 months. However, if the Named Executive Officer receives comparable health benefits from a subsequent employer, the Named Executive Officer would cease to receive health benefits from Icagen as of such date. Amounts have been calculated using the premium costs for comparable coverage as in effect on July 20, 2011.
(4)	Although each Named Executive Officer is entitled under his or her respective Employment Agreement to a tax gross-up payment under certain circumstances if payments and benefits to such individual constitute excess parachute payments within the meaning of Section 280G of the Code, based on the assumptions set forth above and the Company’s conclusion that equity awards granted within one year of a change in control were not made in anticipation of such change in control, no payments or benefits to the Named Executive Officer will be subject to the so-called “golden parachute” excise tax.

Narrative to Golden Parachute Compensation Table

The Company has entered into Employment Agreements with each of the Named Executive Officers and Letter Agreements with Dr. Wagoner, which provide for severance payments (to be paid by Icagen in semi-monthly installments for the duration of the severance benefit), including base salary, and benefits or payment in lieu thereof in the event of such Executive Officer’s termination without cause or resignation for good reason within one year following a change in control of the Company. Prior to receiving any severance benefits, the Named Executive Officers must execute a waiver or release of claims.

Additional Information About the Employment Agreements

The following description provides more detailed information about definitions and other terms in the employment agreements with Dr. Wagoner and Dr. Katz.

Definitions of Change of Control, Cause, and Good Reason

The Employment Agreements with Dr. Wagoner and Dr. Katz define “good reason” as the occurrence of any of the following events, unless such event (other than with respect to the occurrence of a change of control) is corrected within 30 days after written notification by the Named Executive Officer to the Company with respect to such event:

•	Icagen’s office moves more than 50 miles from the current location in Durham, North Carolina;

•	Icagen gives the Named Executive Officer duties which are inconsistent with his/her position (including status, offices, titles and reporting requirements), authority or responsibilities;

•	Icagen materially breaches its obligations under the Employment Agreement;

•	Icagen reduces the Named Executive Officer’s annual base salary;

•	Icagen fails to obtain the agreement from any successor to Icagen to assume and agree to perform the Employment Agreement; or

•

a change of control (as defined in the Employment Agreements) occurs and the Named Executive Officer notifies Icagen in writing within one year of the consummation of such change of control that he or she intends to terminate employment as a result of the change of control. In that case, such termination would be effective not less than 60 days after the date of the Named Executive Officer’s written notice. Notice of the occurrence of an event described above must be provided by the Named Executive Officer to Icagen in writing within 90 days after the initial occurrence of such event, and termination due to the event must occur not more than 90 days after such initial occurrence.

Icagen may terminate the Employment Agreements for “cause” immediately upon written notice to the Named Executive Officer. The Employment Agreements with Dr. Wagoner and Dr. Katz provide that cause is determined by the Board of Directors, and define cause as:

•

any material breach by the Named Executive Officer of the terms of the Employment Agreement or any non-disclosure, invention, non-competition or non-solicitation agreement between the Named Executive Officer and Icagen;

•	the failure of the Named Executive Officer to diligently and properly perform his/her duties for Icagen;

•	any material failure by the Named Executive Officer to comply with the reasonable policies and/or directives of the Board of Directors;

•	any action by the Named Executive Officer that is illegal or dishonest which is materially detrimental to the interest and well-being of Icagen;

•	any willful and knowing violation of any rules or regulations of any governmental or regulatory body, which is materially detrimental to the interest and well-being of Icagen;

•

any failure by the Named Executive Officer to fully disclose any material conflict of interest the Named Executive Officer may have with Icagen in a transaction between Icagen and any third party which is materially detrimental to the interest and well-being of Icagen; or

•

any adverse act or omission by the Named Executive Officer which would be required to be disclosed pursuant to applicable securities laws or which would limit the ability of Icagen or any entity affiliated with Icagen to issue or sell securities under any Federal or state law or which would disqualify Icagen or any affiliated entity from any exemption otherwise available to it, all of which are materially detrimental to the interest and well-being of Icagen.

For purposes of the Employment Agreements, a “change of control” means:

•

the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act of 1934, as amended) of beneficial ownership of any capital stock of Icagen if, after such acquisition, such individual, entity, or group beneficially owns (within the meaning of Rule 13d-3 promulgated under the Exchange Act of 1934, as amended) 30% or more of either

•	the then-outstanding shares of common stock of Icagen or

•	the combined voting power of the then-outstanding securities of Icagen entitled to vote generally in the election of directors;

•	such time as the current directors do not constitute a majority of the Board of Directors;

•	the consummation of a merger, consolidation, reorganization, recapitalization or share exchange involving Icagen or a sale or other disposition of all or substantially all of the assets of Icagen; or

•	a complete liquidation or dissolution of Icagen.

The consummation of the Offer constitutes a change of control under the Employment Agreements. For more information relating to the Employment Agreements and other arrangements relating to compensation of the Named Executive Officers, see “Item 3.—Past Contacts, Transactions, Negotiations and Agreements—Agreements Between Icagen and its Executive Officers and Directors.”

Confidentiality and Non-Competition Provisions

Each of Dr. Wagoner and Dr. Katz has signed, in connection with their Employment Agreements, a Covenant not to Compete, Confidentiality and Ownership of Inventions Agreement (the “Non-Compete Agreements”). Each Non-Compete Agreement is incorporated by reference into the Employment Agreements by the terms of the Employment Agreements.

The Non-Compete Agreements provide that:

•

each Named Executive Officer will keep confidential any confidential information of a special and unique nature and value, including Icagen’s trade secrets, products, systems, programs, procedures, manuals, guides (as periodically updated or supplemented), confidential reports and communications (including customer information, technical information on the performance and reliability of Icagen’s products and the development or acquisition of future products or product enhancements by Icagen), formulas, and lists of customers and suppliers and potential customers and suppliers;

•	any information and materials received by Icagen or the Named Executive Officer from third parties in confidence (or subject to non-disclosure covenants) is confidential information; and

•

except with the prior written consent of the Board, each Named Executive Officer will not, at any time during or following the termination of his or her employment with Icagen, directly or indirectly, divulge, use, reveal, report, publish, transfer or disclose, for any purpose whatsoever, any of such confidential information which has been obtained by or disclosed to such Named Executive Officer as a result of his or her employment with Icagen.

Furthermore, at any time while engaged as an employee of Icagen and for a period of two years following termination as an employee, each Named Executive Officer will not, directly or indirectly,

•

perform or provide services for any customer of Icagen which are the same or substantially similar to the services performed or provided by him/her for such customers on behalf of Icagen within twelve months prior to the end of such Named Executive Officer’s employment with Icagen;

•

interfere with, or seek to interfere with, the relationship between Icagen, or any affiliate of Icagen, and any of the following: (a) any of the employees of Icagen or any affiliate of Icagen; (b) any of the customers of Icagen or any affiliate of Icagen then existing or existing at any time within three years prior to termination of employment with Icagen; or (c) any of the suppliers of Icagen or any affiliate of Icagen then existing or existing at any time within three years prior to termination of employment with Icagen; or

•

perform or provide services for any competing business which are the same or substantially similar to the services performed or provided to Icagen by the Named Executive Officer within twelve months prior to the end of employment with Icagen, including ion channel therapeutic projects and processes that constitute technologies in research and/or development by Icagen for its own use or which are proprietary to or trade secrets of Icagen.

A Named Executive Officer’s breach of the Non-Compete Agreement constitutes cause for Icagen to terminate the Named Executive Officer’s employment under the Employment Agreements, and would therefore result in the Named Executive Officer’s forfeiture of any severance or benefits.

(h)	Cautionary Statement Regarding Forward-Looking Information

Information both included and incorporated by reference in this Schedule 14D-9 may contain “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Icagen’s stockholders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and Merger, uncertainties as to how many of Icagen’s stockholders will tender their stock in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Icagen’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by Icagen, as well as the Schedule TO filed by the Purchaser and Pfizer. Icagen does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9.	EXHIBITS.

Exhibit No.	Description
(a)(1)	Offer to Purchase for Cash dated August 3, 2011 (incorporated herein by reference to Exhibit (a)(1)(A) to the Purchaser’s Tender Offer Statement on Schedule TO, filed by the Purchaser and Pfizer with respect to Icagen on August 3, 2011).

(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Summary Advertisement published in The Wall Street Journal on August 3, 2011 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(7)	Joint Press Release, dated July 20, 2011, announcing that Pfizer and Icagen have entered into a definitive agreement pursuant to which Pfizer has agreed to acquire Icagen (incorporated herein by reference to the Joint Press Release filed under the cover of Schedule 14D-9 by Icagen on July 20, 2011).

(a)(8)	Letter to Stockholders of Icagen, dated August 4, 2011.

(a)(9)	Information Statement Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto).

(e)(1)	Agreement and Plan of Merger, dated as of July 20, 2011, by and among Pfizer, Purchaser and Icagen (incorporated herein by reference to Exhibit 2.1 of Icagen’s Current Report on Form 8-K filed on July 20, 2011).

(e)(2)	Amended and Restated Letter Agreement, dated October 10, 2006, by and between Pfizer Inc. and Icagen, Inc. (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).

(e)(3)	Amendment to Amended and Restated Letter Agreement, dated June 14, 2011, by and between Pfizer Inc. and Icagen, Inc. (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO).

(e)(4)	Form of Tender and Voting Agreement, dated as of July 20, 2011, as executed by Pfizer, Purchaser and each of Venrock and each executive officer and director of Icagen (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

(e)(5)	1996 Equity Compensation Plan, as amended (incorporated by reference to the exhibits to the Icagen’s Registration Statement on Form S-1 (File No. 333-114336)).

(e)(6)	2004 Stock Incentive Plan, as amended (incorporated by reference to the exhibits to Icagen’s Current Report on Form 8-K filed on July 2, 2007).

(e)(7)	Second Amended and Restated Executive Employment Agreement, dated August 21, 2007, between Icagen and P. Kay Wagoner (incorporated by reference to the exhibits to the Registrant’s Current Report on Form 8-K filed on August 22, 2007).

(e)(8)	Amendment No. 1 to Second Amended and Restated Executive Employment Agreement, dated December 24, 2008, between the Registrant and P. Kay Wagoner (incorporated by reference to the exhibits to the Icagen’s Current Report on Form 8-K filed on December 24, 2008).

Exhibit No.	Description
(e)(9)	Amendment No. 2 to Second Amended and Restated Executive Employment Agreement, dated June 10, 2011, between the Registrant and P. Kay Wagoner.

(e)(10)	Letter Agreement, dated February 11, 2009, between the Registrant and P. Kay Wagoner (incorporated by reference to the exhibits to the Registrant’s Current Report on Form 8-K filed on February 12, 2009).

(e)(11)	Letter Agreement, dated February 14, 2011, between the Registrant and P. Kay Wagoner (incorporated by reference to the exhibits to the Registrant’s Current Report on Form 8-K filed on February 14, 2011).

(e)(12)	Second Amended and Restated Executive Employment Agreement, dated August 21, 2007, between the Registrant and Richard D. Katz (incorporated by reference to the exhibits to the Registrant’s Current Report on Form 8-K filed on August 22, 2007).

(e)(13)	Amendment No. 1 to Second Amended and Restated Executive Employment Agreement, dated February 1, 2008, between the Registrant and Richard D. Katz (incorporated by reference to the exhibits to the Registrant’s Current Report on Form 8-K filed on February 4, 2008).

(e)(14)	Amendment No. 2 to Second Amended and Restated Executive Employment Agreement, dated March 18, 2008, between the Registrant and Richard D. Katz (incorporated by reference to the exhibits to the Registrant’s Current Report on Form 8-K filed on March 19, 2008).

(e)(15)	Amendment No. 3 to Second Amended and Restated Executive Employment Agreement, dated December 24, 2008, between the Registrant and Richard D. Katz (incorporated by reference to the exhibits to the Registrant’s Current Report on Form 8-K filed on December 24, 2008).

(e)(16)	Amendment No. 4 to Second Amended and Restated Executive Employment Agreement, dated June 10, 2011, between the Registrant and Richard D. Katz.

(e)(17)	Amendment to Purchase Agreement, dated as of July 20, 2011, by and between Icagen and Pfizer (incorporated by reference to Exhibit 4.2 to Icagen’s Current Report on Form 8-K filed on July 20, 2011).

(e)(18)	Amendment to Collaborative Research and License Agreement dated as of July 20, 2011, by and between Icagen and Pfizer (incorporated by reference to Exhibit 10.1 to Icagen’s Current Report on Form 8-K filed on July 20, 2011).

(e)(19)	Amendment No. 1 to Rights Agreement, dated as of July 20, 2011, between Icagen and American Stock Transfer & Trust Company LLC (incorporated by reference to Exhibit 4.1 to Icagen’s Current Report on Form 8-K filed on July 20, 2011).

(e)(20)	Opinion of J.P. Morgan Securities LLC, dated July 19, 2011 (included as Annex II hereto).

(g)	None.

Annex I	The Information Statement of Icagen dated as of August 4, 2011.

Annex II	Opinion of J.P. Morgan Securities LLC, dated July 19, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ P. Kay Wagoner, Ph.D.

Name:	P. Kay Wagoner, Ph.D.
Title:	Chief Executive Officer and President

Date: August 4, 2011

ANNEX I

ICAGEN , INC.

4222 EMPEROR BOULEVARD, SUITE 350

DURHAM, NORTH CAROLINA 27703

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This Information Statement is being mailed on or about August 4, 2011 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Icagen , Inc. (“Icagen” or the “Company”), with respect to the tender offer by Eclipse Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), to holders of Icagen’s common stock, par value $0.001 per share. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Icagen. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to at least a majority of the seats on the board of directors of Icagen (the “Board”). Such designation may be made pursuant to the Merger Agreement (defined below).

BACKGROUND

On July 20, 2011, Icagen entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pfizer and Purchaser. Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer to purchase all outstanding shares of our common stock at a price of $6.00 per share (the “Offer Price”) net to the sellers in cash, without interest and less any applicable withholding and transfer taxes, if any, upon the terms and conditions set forth in the Offer to Purchase for Cash dated August 3, 2011 (as amended or supplemented, the “Offer to Purchase”). The Offer reflected by such Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on August 31, 2011, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of common stock validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to Icagen stockholders and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Purchaser and Pfizer with the Securities and Exchange Commission (the “SEC”) on August 3, 2011.

The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, following completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Icagen (the “Merger”) and Icagen will continue as the surviving corporation under the laws of the State of Delaware, and the separate corporate existence of Purchaser will cease. In the Merger, shares of our common stock issued and outstanding immediately prior to the consummation of the Merger (other than shares of common stock owned by Pfizer, Purchaser or any other subsidiary of Pfizer or held by Icagen as treasury stock, all of which will be cancelled, and other than shares of common stock held by stockholders who have properly exercised appraisal rights under the General Corporate Law of the State of Delaware (“DGCL”)) will be converted into the right to receive an amount in cash equal to the Offer Price, net to the sellers in cash without interest and less any applicable withholding and transfer taxes.

The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement is attached, which was filed by Icagen with the SEC on August 4, 2011, and which is being mailed to stockholders of Icagen along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Pfizer, Purchaser or the Board Designees (as defined below) has been provided to Icagen by Pfizer and Icagen assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

Purchaser commenced the Offer on August 3, 2011. As set forth in the Offer to Purchase, the Offer will expire at 12:00 midnight, New York City time, at the end of the day on August 31, 2011, or any later time to which Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

The Merger Agreement provides that promptly upon the time at which Pfizer accepts the shares of common stock pursuant to the Offer (the “Acceptance Time”), Pfizer shall be entitled to designate such number of directors on Icagen’s Board of Directors as will give Pfizer, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (x) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (y) the percentage that (I) the number of shares of our common stock then owned by Pfizer, the Purchaser, or any other subsidiary of Pfizer bears to (II) the number of such shares outstanding, and the Company shall, at such time, cause Pfizer’s designees to be so elected, subject to certain restrictions.

Following the election or appointment of the Purchaser’s designees and until the effective time of the Merger (the “Effective Time”), at least three non-employee members of the Board on July 20, 2011 shall remain on the Board until the closing of the Merger (the “Independent Directors”). Approval of a majority of the Independent Directors will be required to (i) amend or terminate the Merger Agreement, (ii) exercise or waive any of the Company’s rights, benefits or remedies thereunder, if such action would materially and adversely affect holders of shares of our common stock other than Pfizer or the Purchaser, (iii) amend the certificate of incorporation or bylaws of the Company, (iv) take any other action of the Board under or in connection with the Merger Agreement or the transactions contemplated thereby, (v) extend the time for performance of any of the obligations of Pfizer or the Purchaser under the Merger Agreement, (vi) waive any condition to the Company’s obligations under the Merger Agreement, or (vii) authorize any agreement between the Company, on the one hand, and Pfizer, the Purchaser or any of their Affiliates, on the other hand.

Information with Respect to the Board Designees

As of the date of this Information Statement, the Purchaser informed Icagen that it will choose its designees to the Board from the directors and executive officers of the Purchaser listed in Annex I to the Offer to Purchase, a copy of which is being mailed to shareholders of Icagen. The information with respect to such individuals (the “Potential Designees”) in Annex I to the Offer to Purchase is incorporated herein by reference. The Potential Designees have consented to serve as directors of Icagen if so designated. Pfizer has advised Icagen that none of the Potential Designees currently is a director of, or holds any position with, Icagen. Pfizer has also advised Icagen that none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities, of Icagen. Pfizer has advised Icagen that there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to Icagen or any of its subsidiaries or has a material interest adverse to Icagen or any of its subsidiaries. The business address of each Potential Designee is c/o Pfizer Inc., 235 East 42nd Street, New York, NY 10017.

Pfizer has advised Icagen that none of the Potential Designees has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. Pfizer has also informed Icagen that, to its knowledge, none of the Potential Designees or any of his or her affiliates (i) has a familial relationship with any director or executive officer of Icagen or (ii) has been involved in any transactions with Icagen or any of its directors, officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

CERTAIN INFORMATION CONCERNING ICAGEN

The authorized capital stock of Icagen consists of 18,750,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of July 20, 2011, there were 8,852,725 shares of common stock issued and outstanding and there were no shares of preferred stock issued or outstanding.

The common stock is the only class of voting securities of Icagen outstanding that is entitled to vote at a meeting of stockholders of Icagen. Each share of common stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

Beneficial Ownership of Icagen Common Stock

The following table sets forth information regarding beneficial ownership of our common stock as of July 20, 2011 by:

•	each person or entity known to Icagen to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of Icagen’s directors;

•	each of Icagen’s named executive officers, and

•	all of Icagen’s directors and executive officers as a group.

The number of shares of common stock beneficially owned by each person or entity is determined in accordance with the applicable rules of the SEC, which rules require Icagen to include shares of our common stock over which such person or entity has voting or investment power. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Shares of common stock issuable under stock options exercisable within sixty days of July 20, 2011 are deemed beneficially owned and such shares are used in computing the percentage ownership of the person holding the options, but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, to Icagen’s knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws. Unless otherwise indicated, the address of all directors and executive officers is c/o Icagen, Inc., 4222 Emperor Boulevard, Suite 350, Durham, North Carolina 27703.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percentage of Common Stock Beneficially Owned
5% Stockholders

Pfizer Inc. 235 E. 42 Street New York, NY 10017	1,067,015	(2)	12.1%

Entities affiliated with Merlin BioMed Private Equity Advisors, L.L.C. 230 Park Avenue, Suite 928 New York, NY 10169	750,000	(3)	8.5%

Entities affiliated with QVT Financial LP 1177 Avenue of the Americas, 9 Floor New York, NY 10036	605,248	(4)	6.8%

Entities affiliated with BVF, Inc. 900 North Michigan Avenue, Suite 1100 Chicago, IL 60611	600,000	(5)	6.8%

Directors and Named Executive Officers

P. Kay Wagoner, Ph.D.	182,997	(6)	2.1%

Richard D. Katz, M.D.	82,704	(7)	*

André L. Lamotte, Sc.D.	25,426	(8)	*

Anthony B. Evnin, Ph.D.	410,202	(9)	4.6%

Richard G. Morrison, Ph.D.	12,625	(10)	*

Charles A. Sanders, M.D.	44,928	(11)	*

Martin A. Simonetti	16,141	(12)	*

Adeoye Y. Olukotun, M.D., MPH, FACC	16,141	(13)	*

All executive officers and directors as a group (8 persons)	791,164	(14)	8.9%

*	Less than 1% of our outstanding common stock.
(1)

As of July 20, 2011 we had 8,852,725 shares of our common stock outstanding. The number of shares that each stockholder, director and executive officer beneficially owns is determined under rules promulgated by the SEC. Under the SEC rules, a person is deemed to beneficially own (a) any shares that the person has sole or shared power to vote or invest and (b) any shares that the person has the right to acquire within 60 days after July 20, 2011 (i.e. September 18, 2011) through the exercise of any stock option or warrant, the conversion of any convertible security or the exercise of any other right. However, the inclusion of shares in this table does not mean that the named stockholder is a direct or indirect beneficial owner of the shares for any other purpose. Unless otherwise noted in the footnotes to this table, each person or entity named in the table has sole voting and investment power (or shares this power with his or her spouse) over all shares listed as owned by the person or entity. Unless otherwise indicated, the address of the individuals named in the table is: c/o Icagen, Inc., 4222 Emperor Boulevard, Suite 350, Durham, North Carolina 27703.
(2)	The board of directors of Pfizer Inc. has the ultimate voting and dispositive power with respect to the shares of other companies owned by Pfizer Inc., subject in the case of shares of Icagen held by Pfizer Inc, to the voting arrangement set forth in the purchase agreement entered into between the parties in August 2007, as amended on July 20, 2011. The members of the board of directors of Pfizer Inc. disclaim beneficial ownership of the shares of Icagen that are owned by Pfizer Inc. Does not include 496,265 shares subject to the Tender and Voting Agreements with Purchaser and Pfizer dated as of the date of the Merger Agreement (the “Tender and Voting Agreements”) pursuant to which, among other things, Venrock Associates and Venrock Associates II, L.P. (together referred to as “Venrock,” of which Anthony Evnin, a director of Icagen, is a partner), and the executive officers and directors of Icagen have agreed to tender into the Offer all shares of Icagen common stock beneficially owned by them, subject to specific exclusions set forth in such agreements, and not to withdraw any such shares previously tendered. If the 496,265 shares subject to the Tender and Voting Agreements are included in the shares beneficially owned by Pfizer Inc., the number of shares beneficially owned by Pfizer Inc. is 1,563,280 and its beneficial ownership of our common stock is 17.7%. For more information relating to the Tender and Voting Agreements, see “Item 3.—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Purchaser and Pfizer” in the Schedule 14D-9.
(3)	Consists of 750,000 shares of common stock held by Merlin Nexus III. Merlin BioMed Private Equity Advisors, L.L.C. is the management company of Merlin Nexus III, and pursuant to its authority under its investment management contract with Merlin Nexus III, may be considered to hold indirectly 750,000 shares of common stock. Dominique Semon owns controlling interests in Merlin Nexus III and Merlin BioMed Private Equity Advisors, L.L.C., and is the managing member of both.
(4)	QVT Financial LP is the investment manager for QVT Fund LP and Quintessence Fund L.P., or Quintessence. In addition, QVT Financial is the investment manager for QVT Overseas Ltd., QVT Overseas II L.P., QVT Associates II LP, and QVT International II L.P, or the Funds. QVT Financial LP’s position consists of (i) 305,834 shares of common stock owned by the Funds, (ii) 177,519 shares of common stock owned by QVT Fund LP and 62,131 shares of common stock issuable upon the exercise of warrants held by QVT Fund LP and (iii) 52,756 shares of common stock owned by Quintessence and 7,008 shares of common stock issuable upon the exercise of warrants held by Quintessence. QVT Financial LP has the power to direct the vote and disposition of the common stock held by QVT Fund LP, the Funds and Quintessence and, accordingly, may be deemed to be the beneficial owner of the aggregate amount of 605,248 shares of common stock owned by such entities. QVT Financial GP LLC, as general partner of QVT Financial LP, may be deemed to beneficially own the same number of shares of common stock reported by QVT Financial LP. QVT Associates GP LLC, as general partner of QVT Fund LP, Quintessence, and certain of the Funds, may be deemed to beneficially own the aggregate number of shares of common stock owned by such entities and, accordingly, may be deemed to be the beneficial owner of an aggregate amount of 483,224 shares of common stock. The managing members of QVT Financial GP LLC are Daniel Gold, Arthur Chu, Tracy Fu and Nicholas Brumm. Each of Daniel Gold, Arthur Chu, Tracy Fu and Nicholas Brumm disclaims beneficial ownership of the securities held by QVT Fund LP, the Funds and Quintessence. The information reported is based on a Schedule 13G/A filed on February 14, 2011 with the Securities and Exchange Commission.
(5)

Consists of (i) 126,000 shares of common stock beneficially owned by Biotechnology Value Fund, L.P., or BVF, (ii) 77,600 shares of common stock beneficially owned by Biotechnology Value Fund II, L.P., or BVF2, (iii) 355,500 shares of common stock beneficially owned by BVF Investments, L.L.C., or BVLLC, and (iv) 40,900 shares of common stock beneficially owned by Investment 10, L.L.C., or ILL10. BVF Partners L.P., or Partners, as the general partner of BVF and BVF2, the manager of BVLLC and the investment adviser of ILL10, may be deemed to beneficially own the 600,000 shares of common stock beneficially owned in the aggregate by BVF, BVF2, BVLLC and ILL10. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 600,000 shares of common stock beneficially owned by Partners. Mark N. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 600,000 shares of common stock beneficially owned by BVF Inc. Pursuant to the operating agreement of BVLLC, Partners is authorized, among other things, to invest the contributed capital of Samana Capital, L.P., the majority member of BVLLC, in the shares of common stock and other securities of Icagen and to vote, exercise or convert and dispose of each security, and is entitled to receive fees based on assets under management and, subject to certain exceptions, allocations based on realized and unrealized gains on such assets. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of common stock beneficially owned by BVF, BVF2, BVLLC and ILL10. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of common stock beneficially owned by BVF, BVF2, BVLLC and ILL10. The information reported is based on a Schedule 13G filed on July 20, 2011 with the Securities and Exchange Commission.
(6)	Includes 62,229 shares of common stock issuable upon exercise of stock options exercisable within 60 days of July 20, 2011 and includes 26,113 shares of common stock issuable upon the vesting of restricted stock units within 60 days of July 20, 2011.
(7)	Includes 52,368 shares of common stock issuable upon exercise of stock options exercisable within 60 days of July 20, 2011 and includes 15,704 shares of common stock issuable upon the vesting of restricted stock units within 60 days of July 20, 2011.
(8)	Includes 13,875 shares of common stock issuable upon exercise of stock options exercisable within 60 days of July 20, 2011.
(9)	Consists of (i) 142,101 shares of common stock owned by Venrock Associates, 18,898 shares of common stock issuable upon the exercise of warrants held by Venrock Associates and 2,355 shares of common stock issuable upon exercise of stock options issued to Venrock Associates which are exercisable within 60 days of July 20, 2011, (ii) 198,449 shares of common stock owned by Venrock Associates II, L.P., 27,194 shares of common stock issuable upon the exercise of warrants held by Venrock Associates II, L.P. and 3,267 shares of common stock issuable upon exercise of stock options issued to Venrock Associates II, L.P. which are exercisable within 60 days of July 20, 2011 and (iii) 7,438 shares of common stock owned by Dr. Evnin individually and 10,500 shares of common stock issuable upon exercise of stock options issued to Dr. Evnin individually exercisable within 60 days of July 20, 2011. Dr. Evnin is a partner of Venrock Associates and Venrock Associates II, L.P., together referred to as Venrock, and shares voting and investment power of the shares held by Venrock with the partners of Venrock. The partners may be deemed to beneficially own the shares held by Venrock; however, each partner disclaims beneficial ownership of these shares except to the extent of his or her proportionate pecuniary interest therein.
(10)	Consists of 12,625 shares of common stock issuable upon exercise of stock options exercisable within 60 days of July 20, 2011.
(11)	Includes 30,771 shares of common stock issuable upon exercise of stock options exercisable within 60 days of July 20, 2011.
(12)	Includes 9,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days of July 20, 2011.
(13)	Includes 9,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days of July 20, 2011.
(14)	Includes 206,990 shares of common stock issuable upon exercise of stock options exercisable within 60 days of July 20, 2011; 41,817 shares of common stock issuable upon the vesting of restricted stock units within 60 days of July 20, 2011; and 46,092 shares of common stock issuable upon the exercise of warrants.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF ICAGEN

The following is a list of Icagen’s directors and executive officers, their ages as of July 20, 2011 and their principal position.

Name	Age	Position
P. Kay Wagoner, Ph.D.	63	President and Chief Executive Officer

Richard D. Katz, M.D.	47	Executive Vice President, Finance and Corporate Development, Chief Financial Officer and Treasurer.

Charles A. Sanders, M.D.	79	Chairman

Adeoye Y. Olukotun, M.D., MPH, FACC	66	Director

André L. Lamotte, Sc.D.	63	Director

Richard G. Morrison, Ph.D.	74	Director

Anthony B. Evnin, Ph.D.	70	Director

Martin A. Simonetti	53	Director

General Information

Our board of directors is divided into three classes, with one class being elected each year and members of each class holding office for a three-year term. We currently have two Class II directors, whose terms expire at our 2012 annual meeting of stockholders; three Class III directors, whose terms expire at our 2013 annual meeting of stockholders; and two Class I directors, whose terms expire at our 2014 annual meeting of stockholders. Our board of directors is currently authorized to have seven members.

The following are brief biographies of each current director and executive officer of Icagen (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). To the knowledge of Icagen, no director or officer is a party adverse to Icagen or its subsidiaries in any material proceedings, nor has a material interest adverse to Icagen or its subsidiaries. Unless otherwise indicated, to the knowledge of Icagen, no current director or executive officer of Icagen has (i) been convicted in a criminal proceeding during the last five years, (ii) was a party to any judicial or administrative proceeding during the last five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. There are no family relationships between directors and executive officers of Icagen.

Directors

Name	Age	Director Since	Principal Occupation, Other Business Experience and Other Directorships During Past Five Years
Directors Whose Term Expires in 2012 (Class II Directors)

Charles A. Sanders, M.D.	79	1997	Dr. Sanders has served as a director since May 1997 and as chairman of the board of directors since October 2005. Dr. Sanders served as chairman and chief executive officer of Glaxo Inc., a pharmaceutical company, from 1989 to May 1995, and also served as a member of the board of directors of Glaxo plc. Dr. Sanders retired in 1995. Previously, Dr. Sanders was general director of

Name	Age	Director Since	Principal Occupation, Other Business Experience and Other Directorships During Past Five Years
			Massachusetts General Hospital and professor of medicine at Harvard Medical School. Dr. Sanders is a director of BioCryst Pharmaceuticals, Inc., Biodel Inc. and Cephalon, Inc., all publicly traded biotechnology companies, LipoScience Inc., a private medical technology company, Reata Pharmaceuticals, Inc., a private specialty pharmaceuticals company, Cardioxyl Pharmaceuticals, Inc., a private biopharmaceutical company and Boston BioCom LLC, a private biotechnology company. Dr. Sanders has served as a director of BioPure Corporation, Trimeris, Inc., Genentech, Inc., Fisher Scientific International, Inc., and Vertex Pharmaceuticals Incorporated, publicly held biotechnology companies, and Epiphany BioSciences, a private biotechnology company, within the last five years. He is currently a member of GlaxoSmithKline Foundation, the Institute of Medicine of the National Academy of Sciences, a member of the CSIS Board of Trustees, chairman of Project HOPE and chairman of the Foundation for the National Institutes of Health. Dr. Sanders is also past chairman of the New York Academy of Sciences, past chairman of The Commonwealth Fund, past chairman of the University of North Carolina Healthcare System, and past chairman of the Overseers Committee to Visit the Harvard Medical School. Dr. Sanders received his M.D. from Southwestern Medical College of the University of Texas. With more than 50 years of experience in both academic medicine and the pharmaceutical and biotechnology industries, Dr. Sanders brings in-depth knowledge of both medical and business issues to our Board. In addition, through his service as a director on numerous high profile corporate boards, Dr. Sanders has extensive and valuable corporate governance, board oversight and transactional experience.

Adeoye Y. Olukotun, M.D., MPH, FACC	66	2006	Dr. Olukotun has served as a director since August 2006. Dr. Olukotun has served as Chief Executive Officer of CardioVax Inc., a biotechnology company, since January 2008. Dr. Olukotun has also served as chief medical officer of VIA Pharmaceuticals, Inc., a biotechnology company, since September 2004. Dr. Olukotun founded CR Strategies, LLC, a clinical research and development consulting firm, and served as its chief executive officer from March 2000 to December 2003. Dr. Olukotun also was chief medical officer of Esperion Therapeutics, Inc., a cardiovascular drug development company, from July 2001 to April 2004. Dr. Olukotun was Vice President of Medical and Regulatory Affairs and Chief Medical Officer at Mallinckrodt, Inc., a healthcare company, from June 1996 to January 2001. Prior to joining Mallinckrodt,

Name	Age	Director Since	Principal Occupation, Other Business Experience and Other Directorships During Past Five Years
			Dr. Olukotun was employed at Bristol-Myers Squibb Company, most recently serving as vice president. Dr. Olukotun serves on the boards of directors of Nordion Inc., SemBioSys Genetics Inc. and BioClinica, Inc., public biotechnology companies, as well as Milestone Pharmaceuticals Inc., a private biotechnology company. Dr. Olukotun also sits on the board of the Electrophysiology Research Foundation. Dr. Olukotun has substantial clinical development and managerial experience through his executive roles in both the pharmaceutical and biotechnology industries, and has also gained valuable experience through his service on a number of corporate boards.

Directors Whose Term Expires in 2013 (Class III Directors)

André L. Lamotte, Sc.D.	63	1992	Dr. Lamotte has served as a director since our inception. Dr. Lamotte is currently engaged in entrepreneurial activities focused on the biotechnology sector in Europe and Asia. From 2003 through 2004, Dr. Lamotte was a founder of and served as a partner of NMT, a biotechnology investment fund, later merged with HBM BioVentures, Ltd., where he was a venture partner. Dr. Lamotte was a founder of and has served as managing partner of Medical Science Partners, L.P., a venture capital limited partnership, since 1988. He has also served as the managing partner of Medical Science Partners, II, L.P. and Medical Science II Co-Investment, L.P. since 1993. Dr. Lamotte is currently a co-owner of Medical Specialty Products International AG, a private Swiss pharmaceutical and medtech products marketing, sales and distribution company. From April 1983 to April 1988, Dr. Lamotte served as vice president and a general partner of Pasteur Merieux Inc., a vaccine company. Dr. Lamotte currently serves on the board of directors of Medical Specialty Products International AG and Evolva AG, a public Swiss biotech company. Dr. Lamotte served on the board of directors of Agenix Limited, a biotechnology company listed in Australia, Arpida Ltd., a public biopharmaceutical company and URRMA AG, a private biotechnology company, within the last five years. Dr. Lamotte received his Sc.D. in chemical engineering from the Massachusetts Institute of Technology and an M.B.A. from Harvard University. Dr. Lamotte has over 25 years of experience in venture capital and the biotechnology and biopharmaceutical industries, including valuable operational and transactional experience.

Name	Age	Director Since	Principal Occupation, Other Business Experience and Other Directorships During Past Five Years
Richard G. Morrison, Ph.D.	74	2004	Dr. Morrison has served as a director since January 2004. Dr. Morrison is an Executive-in-Residence, teaching at the Cameron School of Business, University of North Carolina at Wilmington. Dr. Morrison taught international management and marketing from 1995 through 2001 and international business since August 2007. Dr. Morrison has served as a pharmaceutical industry liaison consultant with Corathers Health Consulting since September 2010. Dr. Morrison had a 30-year international career with Eli Lilly, a pharmaceutical company, holding a number of marketing and general management positions in Europe, the Middle East and in several South American countries. He was president of Lilly Brazil at the time of his retirement from Eli Lilly in December 1993. Dr. Morrison serves on the board of directors of the Diatron Group, a European private medical equipment and instruments company engaged in worldwide business. Dr. Morrison has also served as a member of the Cameron School of Business Executive Advisory Board since 1995. He is a past member of the board of directors of the Juvenile Diabetes Research Foundation and continues to work closely in support of this organization. Dr. Morrison received a Ph.D. and a Masters degree from Louisiana State University. Dr. Morrison has extensive experience in the pharmaceutical industry, the medical instruments industry and in international business development, strategy and management.

P. Kay Wagoner, Ph.D.	63	1992	Dr. Wagoner is a co-founder of our company and has served as our president and a director since our inception and as chief executive officer since September 1996. Prior to founding Icagen, Dr. Wagoner served in research management positions at Glaxo Inc. where she initiated and led Glaxo’s U.S. ion channel discovery efforts in central nervous system, cardiovascular and metabolic disease. In 2001, Dr. Wagoner received the distinguished alumna award for science and business from the University of North Carolina, Chapel Hill. Dr. Wagoner also serves or has served on a variety of boards of directors, including the University of North Carolina’s Graduate School Advisory Board, the Governing Body of the Biotechnology Industry Organization’s (BIO) Emerging Companies Section and the North Carolina Biotech Foundation. In 2004, Dr. Wagoner was awarded the Entrepreneurial Excellence Award by the Research Triangle-based Council for Entrepreneurial Development, the largest entrepreneurial support organization in the United States, and the Ernst & Young Entrepreneur of the Year Regional Award for Life Sciences and Healthcare. In 2007, Dr. Wagoner received a Women in Bio

Name	Age	Director Since	Principal Occupation, Other Business Experience and Other Directorships During Past Five Years
			outstanding achievement award. Dr. Wagoner received her Ph.D. in physiology from the University of North Carolina at Chapel Hill. With extensive experience in the biotechnology and pharmaceutical industries, specifically in the area of ion channel drug discovery and including 18 years as our President, Dr. Wagoner is well positioned to lead our management team and provide essential insight and guidance to the board of directors from an inside perspective regarding the operations of our company.

Directors Whose Terms Expire in 2014 (Class I Directors)

Anthony B. Evnin, Ph.D.	70	1997	Dr. Evnin has served as a director since May 1997. Dr. Evnin has been a partner at Venrock, a venture capital limited partnership, since 1975. Dr. Evnin serves on the boards of directors of a number of companies, including AVEO Pharmaceuticals, Inc., Infinity Pharmaceuticals, Inc. and Pharmos Corporation, biopharmaceutical companies which are public, and several private companies. Dr. Evnin has also served on the boards of directors of Coley Pharmaceutical Group, Inc., Memory Pharmaceuticals Corp., Renovis, Inc. and Sunesis Pharmaceuticals Incorporated, biopharmaceutical companies which were public, within the past five years. Dr. Evnin’s previous and current experience on the boards of other companies within our industry further augments his range of knowledge, providing experience on which he can draw while serving as a member of our board. In addition, Dr. Evnin serves as a trustee of The Rockefeller University, a trustee of The Jackson Laboratory, a trustee Emeritus of Princeton University and a member of the Boards of Overseers and Managers of the Memorial Sloan-Kettering Cancer Center. Dr. Evnin received his Ph.D. in chemistry from the Massachusetts Institute of Technology and his A.B. from Princeton University. With over 35 years of experience in the venture capital industry, Dr. Evnin brings invaluable experience in financial issues, business perspective and the types of material transactions boards of directors are called on to consider, including mergers and acquisitions and financing transactions.

Martin A. Simonetti	53	2005	Mr. Simonetti has served as a director since March 2005. Mr. Simonetti has served as president and chief executive officer and as a director of VLST Corp., a biotechnology company, since December 2005. Mr. Simonetti was chief financial officer and treasurer of Dendreon Corporation, a biotechnology company, from January 1999 to July 2005 and senior vice president, finance of Dendreon from January 2001 to July 2005. Prior to joining Dendreon, Mr. Simonetti was employed at Amgen Inc., a biotechnology

Name	Age	Director Since	Principal Occupation, Other Business Experience and Other Directorships During Past Five Years
company, most recently serving as vice president operations and finance of Amgen BioPharma and its director of Colorado operations. From 1984 to 1991, Mr. Simonetti worked at Genentech, Inc., a biotechnology company, first as a scientist in its medicinal and analytical chemistry department and later as a financial analyst and group controller. Mr. Simonetti serves on the board of directors of Alexandria Real Estate Equities, Inc., a publicly traded real estate investment trust, and is a member of the Dean’s executive advisory board for the Albers School of Business and Economics at Seattle University. Mr. Simonetti received an M.S. in Nutrition from the University of California, Davis and an M.B.A. from the University of Santa Clara. Mr. Simonetti has over 25 years of experience in the biotechnology industry, including substantial experience in financial reporting and controls, financing transactions and mergers and acquisitions, as well as significant operational experience.

Our Executive Officers

Below is information about each of our current executive officers. This information includes each officer’s age as of July 20, 2011, his or her position with Icagen, the length of time he or she has held each position and his or her business experience for at least the past five years. Our board of directors elects our officers annually, and officers serve until they resign or the board of directors terminates their position. There are no family relationships among any of our executive officers and directors.

Name	Age	Position and Business Experience During Past Five Years
P. Kay Wagoner, Ph.D.	63	President and Chief Executive Officer. For more information, see “—Directors” above.

Richard D. Katz, M.D.	47

Executive Vice President, Finance and Corporate Development, Chief Financial Officer and Treasurer.

Dr. Katz has been our executive vice president, finance and corporate development since March 2008 and our chief financial officer and treasurer since April 2001. From April 2001 to March 2008, Dr. Katz served as our senior vice president, finance and corporate development. From August 1996 to 2001, Dr. Katz worked in the Investment Banking Division of Goldman Sachs, an investment banking firm, most recently as a vice president in the Healthcare Group. Dr. Katz is a member of the Advisory Board of IntraHealth, a non-profit organization dedicated to improving health care in Africa. Dr. Katz earned a Masters in Business Administration from Harvard Business School where he graduated as a Baker Scholar. Dr. Katz earned his M.D. from the Stanford University School of Medicine and completed an internship in general surgery at the Hospital of the University of Pennsylvania. Dr. Katz received his A.B. in applied mathematics with high distinction from Harvard University.

CORPORATE GOVERNANCE

We are committed to strong and effective corporate governance because we believe that it leads to long-term value for our stockholders and, ultimately, makes us more competitive. We have taken the following steps, among others, to strengthen our governance practices:

•

The majority of the members of our board of directors are independent, as defined by Nasdaq listing standards. Of our currently seven directors, only one (Dr. Wagoner) does not meet the Nasdaq independence criteria.

•	Our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee are all composed solely of independent directors.

•

Our board of directors and board committees are active in the execution of their duties. During 2010, our board of directors met twelve times, either in person or by teleconference; our Audit Committee met eight times, either in person or by teleconference; our Compensation Committee met four times, either in person or by teleconference; and our Nominating/Corporate Governance Committee met three times, either in person or by teleconference. All of our directors attended at least 75% of the aggregate of the meetings of our board of directors and the committees on which they served.

•	The independent members of our board of directors regularly meet in executive session without Dr. Wagoner or any other Icagen employees present.

•	We have adopted written Corporate Governance Guidelines and a written Code of Business Conduct and Ethics for all of our officers, employees and directors.

•

Our board of directors has adopted written charters for all of our board committees. The charters of our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee give each of these committees the authority to retain independent legal, accounting and other advisors.

•

We have a separate president and chief executive officer (Dr. Wagoner) and chairman of the board of directors (Dr. Sanders), instead of combining these two offices under one person. Our chairman is an independent director. Dr. Sanders was less active from September 2010 through March 2011 in his role as a director and as chairman of the board of directors due to medical reasons. During this period, Dr. Evnin was elected as a lead director to assist Dr. Sanders with his responsibilities. Since March 2011, Dr. Sanders has been active in his role as a director and as chairman of the board of directors.

•	We have adopted a Related Person Transaction Policy, which sets forth our policies and procedures for the review and approval or ratification of related person transactions.

You can find current copies of our Corporate Governance Guidelines, Code of Business Conduct and Ethics and the charters for our Audit, Compensation and Nominating/Corporate Governance Committees in the “Investors” section of our website, www.icagen.com, or by contacting our investor relations department at the address, telephone number or e-mail address set forth below. We will post any amendments to these documents on our website. If we grant a waiver of any part of our Code of Business Conduct and Ethics to any of our executive officers or directors, we will disclose the waiver that is required to be disclosed pursuant to the disclosure requirements of Item 5.05 of Form 8-K on our website.

Icagen, Inc.

4222 Emperor Boulevard, Suite 350

Durham, North Carolina 27703

Attention: Investor Relations

(919) 941-5206

investorsandpress@icagen.com

Our bylaws require that the chairman of our board of directors attend the annual meeting, and if he cannot attend, then our chief executive officer and president would attend in his stead. Our corporate governance guidelines provide that directors are responsible for attending the annual meeting. All of our eight directors then serving attended our 2010 annual meeting of stockholders and seven of our eight directors then serving attended our 2011 annual meeting of stockholders. Dennis B. Gillings, CBE, Ph.D., whose term as a Class I director expired at our 2011 annual meeting of stockholders, and who was not renominated as a Class I director, was the only director then serving who did not attend our 2011 annual meeting.

Under applicable Nasdaq rules, a director of Icagen will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that none of Dr. Evnin, Mr. Simonetti, Dr. Sanders, Dr. Lamotte, Dr. Morrison or Dr. Olukotun has a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an “independent director” as defined under Rule 5605(a)(2) of The Nasdaq Stock Market, Inc. listing rules. In determining the independence of the directors listed above, our board of directors considered each of the transactions discussed in “Certain Relationships and Transactions with Related Persons.”

Board Leadership Structure

Since inception, our board of directors has separated the positions of Chairman of the Board and Chief Executive Officer. Dr. Sanders, an independent director within the meaning of Nasdaq rules, has been the Chairman of the Board of Directors since 2005. Dr. Sanders’ duties as Chairman of the Board of Directors include the following:

•	chairing meetings of the independent directors in executive session;

•	facilitating communications between other members of our board of directors and the Chief Executive Officer;

•	preparing or approving the agenda for each board of directors meeting;

•	determining the frequency and length of board of directors meetings and recommending when special meetings of our board of directors should be held; and

•	if necessary, meeting with any director who is not adequately performing his or her duties as a member of our board of directors or any committee.

Our board of directors has maintained a separation of the roles of Chairman and Chief Executive Officer because it believes that this leadership structure offers many advantages, including the following:

•	increasing the independent oversight of Icagen and enhancing our board of directors’ objective evaluation of our Chief Executive Officer;

•	freeing the Chief Executive Officer to focus on company operations instead of board of directors’ administration;

•	providing the Chief Executive Officer with an experienced sounding board;

•	providing greater opportunities for communication between stockholders and our board of directors; and

•	enhancing the independent and objective assessment of risk by our board of directors.

While our bylaws and Corporate Governance Guidelines do not require that our Chairman and Chief Executive Officer positions be separate, the board believes that having separate positions and having an independent outside director serve as Chairman is the appropriate leadership structure for our company at this time and demonstrates our commitment to good corporate governance.

Our Board of Directors, upon the recommendation of our Nominating/Corporate Governance Committee, has appointed Dr. Evnin as a Lead Director. Dr. Evnin was initially appointed to this role due to Dr. Sanders’s decreased activity in his role as a director and as chairman of the board of directors due to medical reasons. Since March 2011, Dr. Sanders has been active in his role as a director and as chairman of the board of directors. Dr. Evnin is an independent director within the meaning of Nasdaq rules as discussed above.

Committees of our Board of Directors

Our board of directors has established three standing committees—Audit, Compensation, and Nominating/Corporate Governance—each of which operates under a charter that has been approved by our board of directors. Current copies of each committee’s charter are posted on the Investors section of our website, www.icagen.com.

Our board of directors has determined that all of the members of each of the board of director’s three standing committees are independent as defined under the rules of The Nasdaq Stock Market, including, in the case of all members of the Audit Committee, the independence requirements contemplated by Rule 10A-3 under the Exchange Act.

Audit Committee

Our Audit Committee consists of Dr. Morrison (Chairman), Dr. Evnin and Mr. Simonetti, all of whom meet The Nasdaq Stock Market criteria for independence and are able to read and understand financial statements. In addition, our board of directors has determined that Mr. Simonetti is an “audit committee financial expert” as defined by the SEC. Our Audit Committee’s responsibilities are:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of certain reports from our independent registered public accounting firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating our board of directors’ oversight of internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing our risk management and risk assessment policies;

•	establishing policies regarding hiring employees from the registered public accounting firm and procedures for the receipt and retention of accounting-related complaints and concerns;

•	meeting independently with our independent registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions and our Related Person Transaction Policy; and

•	preparing the audit committee report required by SEC rules.

Compensation Committee

Our Compensation Committee consists of Dr. Sanders (Chairman), Dr. Lamotte and Dr. Olukotun. Each of Dr. Sanders, Dr. Lamotte and Dr. Olukotun meet The Nasdaq Stock Market criteria for independence. Our Compensation Committee’s responsibilities are:

•	annually reviewing and approving corporate and individual goals and objectives relevant to the compensation of our chief executive officer;

•	determining our chief executive officer’s compensation;

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our other executive officers;

•	overseeing an evaluation of our executive officers;

•	overseeing and administering our incentive compensation and equity-based plans; and

•	reviewing and making recommendations to our board of directors with respect to director compensation.

The processes and procedures followed by our Compensation Committee in considering and determining executive and director compensation are described below under the heading “—Executive and Director Compensation Processes.”

Nominating/Corporate Governance Committee

Our Nominating/Corporate Governance Committee consists of Dr. Evnin (Chairman), Dr. Lamotte, Dr. Morrison and Dr. Sanders, all of whom meet The Nasdaq Stock Market criteria for independence. Our Committee’s responsibilities include:

•	identifying individuals qualified to become board members;

•	recommending to our board of directors the persons to be nominated for election as directors or to fill vacancies on the board of directors, and to be appointed to each of the board committees;

•	reviewing and making recommendations to our board of directors with respect to our board leadership structure;

•	overseeing an annual review by the board of directors with respect to management succession planning;

•	developing and recommending to our board of directors corporate governance principles and guidelines; and

•	overseeing an annual evaluation of our board of directors.

The processes and procedures followed by our Nominating and Corporate Governance Committee in identifying and evaluating director candidates are described below under the heading “—Director Nomination Process.”

Executive and Director Compensation Processes

Our Compensation Committee has implemented an annual performance review program for our executives, under which annual performance goals for the company as a whole are determined and set forth in writing at the beginning of each calendar year. Annual corporate goals are proposed by management and approved by the Compensation Committee at the beginning of each calendar year. The corporate goals target the achievement of specific research, preclinical and clinical development, regulatory, investor relations, corporate and business development, financial, intellectual property and operational milestones. Annual salary increases, annual bonuses, and annual stock option and restricted stock unit awards granted to our executives are tied to the achievement of these corporate performance goals. During the first calendar quarter of each year, we evaluate individual and corporate performance against the written goals for the recently completed year. Each executive’s evaluation begins with a written self-assessment, which is submitted to the chief executive officer. The chief executive officer then prepares a written evaluation based on the executive’s self-assessment, the chief executive officer’s own evaluation and input from others within our company, if appropriate. The Compensation Committee reviews the executives’ self-evaluations, the chief executive officer’s evaluation of the executives, score cards for each executive, compensation data for comparative companies and any data received from compensation consultants. This process leads to a recommendation by the chief executive officer for annual executive salary increases, annual stock option and restricted stock unit awards and bonuses, if any, which is then reviewed and approved by the Compensation Committee. In the case of the chief executive officer, her individual performance evaluation is conducted by the Compensation Committee, which determines her compensation changes and awards. For all executives, annual base salary increases, annual stock option and restricted stock unit awards and annual bonuses, to the extent granted, are implemented during the first quarter of the year.

The Compensation Committee has implemented a director compensation policy, which generally provides for annual automatic option grants to non-employee directors on the first business day following our annual meeting of stockholders as well as director fees and reimbursement of expenses for attendance at meetings, paid to non-employee directors. The Compensation Committee reviews this policy periodically and recommends changes as necessary. For a discussion of changes to the director compensation policy for 2011, see “Compensation of our Directors and Executive Officers—Compensation of our Directors” below.

The Compensation Committee has delegated to Dr. Wagoner, our chief executive officer, the authority to make stock option grants and restricted stock unit grants under our 2004 stock incentive plan to our employees who are not executive officers pursuant to a grant methodology established by the Compensation Committee from time to time.

The Compensation Committee has the authority to retain compensation consultants and other outside advisors to assist in the evaluation of executive officer compensation. For the purposes of evaluating certain components of compensation in 2010, the Compensation Committee retained Pearl Meyer & Partners to assist in the development of compensation policies.

Director Nomination Process

The process followed by our Nominating/Corporate Governance Committee to identify and evaluate director candidates includes requests to members of our board of directors and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the committee and our board of directors. During the fiscal year ended December 31, 2010, we did not retain the services of a third-party search firm to help identify and evaluate any potential director candidates.

In considering whether to recommend any particular candidate for inclusion in the board of directors’ slate of recommended director nominees, the Nominating/Corporate Governance Committee applies the criteria attached to the Corporate Governance Guidelines. Consistent with these criteria, our Nominating/Corporate Governance Committee expects every nominee to have the following attributes or characteristics:

•	a reputation for integrity, honesty and adherence to high ethical standards;

•	business acumen and experience and the ability to exercise sound judgment with respect to Icagen’s objectives;

•	a commitment to understand Icagen and our industry and to regularly attend and participate in board of directors and committee meetings;

•

the interest and ability to understand the sometimes conflicting interests of our various constituencies, including stockholders, employees, collaborators, governmental entities, creditors and the general public, and to act in the interests of all stockholders; and

•	an absence of conflicts of interest, or the appearance of conflicts of interest, that would impair the candidate’s ability to represent the interests of all stockholders.

Our Corporate Governance Guidelines specify that the value of diversity on our board of directors should be considered by the Nominating/Corporate Governance Committee in the director identification and nomination process. We also value experience on other public company boards of directors and board committees. In addition, our Nominating/Corporate Governance Committee believes that at least one member of our board of directors, but not necessarily each member, should have one or more of the following skill sets or specific experience, such that each of these is represented on our board of directors as a whole: biotechnology or pharmaceutical industry experience; research and clinical development experience; experience as a senior officer of a public company; qualification as an audit committee financial expert (as defined by applicable SEC rules); experience in finance and strategy; transactional experience; and corporate governance and board oversight experience.

The Nominating/Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow our board of directors to fulfill its responsibilities.

The director biographies on pages I-7 to I-12 indicate each nominee’s experience, qualifications, attributes and skills that led our Nominating/Corporate Governance Committee and our board of directors to conclude he or she should continue to serve as a director of Icagen. Our Nominating/Corporate Governance Committee and our board of directors believe that each of the nominees has the individual attributes and characteristics required of each of our directors, and the nominees as a group possess the skill sets and specific experience desired of our board of directors as a whole.

Our Nominating/Corporate Governance Committee does not have a formal policy with respect to diversity, but believes that our board of directors, taken as a whole, should embody a diverse set of skills, experiences and backgrounds. In this regard, the committee also takes into consideration the diversity (with respect to gender, race and national origin) of our board members. Nominees are not discriminated against on the basis of race, religion, national origin, sex, sexual orientation, disability or any other basis proscribed by law.

The process for considering an incumbent director for reelection to the board of directors is that the Nominating/Corporate Governance Committee considers the composition of the entire board of directors, the strengths and contributions of each member of the board of directors, and the strengths and contributions of the particular director being considered. After discussion among the committee members, the committee decides whether to recommend to the full board of directors that the director be nominated for reelection.

Stockholders may recommend individuals to the Nominating/Corporate Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our common stock for at least a year as of the date the recommendation is made, to Nominating/Corporate Governance Committee, c/o Corporate Secretary, Icagen, Inc., 4222 Emperor Boulevard, Suite 350, Durham, North Carolina 27703. Assuming that appropriate biographical and background material has been provided on a timely basis, the committee will evaluate stockholder- recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Stockholders also have the right under our bylaws to directly nominate director candidates, without any action or recommendation on the part of the Nominating/Corporate Governance Committee or our board of directors, by following the procedures set forth in Icagen’s Proxy Statement for the 2011 Annual Meeting of Stockholders, as filed with the SEC on April 11, 2011, under the heading “Information About the Annual Meeting and Voting—Can I recommend a candidate for Icagen’s board of directors?”

You can find more detailed information on our process for selecting board members and our criteria for board nominees in the Corporate Governance Guidelines posted in the “Investors” section of our website, www.icagen.com.

Communicating with our Board of Directors

Our board of directors will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. The chairman of the Nominating/Corporate Governance Committee, with the assistance of our senior management, is primarily responsible for monitoring and responding to communications from stockholders and for providing copies or summaries of communications to the other directors, as he considers appropriate.

All communications are forwarded to the chairman of the Nominating/Corporate Governance Committee and to the chairman of another committee of the board of directors, if the communication was addressed to the attention of another committee of the board of directors. The chairman of the Nominating/Corporate Governance Committee, in consultation, in the case of communications to be addressed by another committee of the board of directors, with the chairman of that committee, will decide in each case whether any particular communication should be forwarded to some or all other members of the board of directors.

Our stockholders may send communications to our board of directors by forwarding them to our secretary at the above address or by sending an e-mail to corporatesecretary@icagen.com or our board of directors at boardofdirectors@icagen.com or, in addition, in the case of matters concerning accounting, internal accounting controls and auditing, our Audit Committee at auditchair@icagen.com.

Oversight of Risk

Our board of directors oversees our risk management processes directly and through its committees. Our management is responsible for risk management on a day-to-day basis. The role of our board of directors and its committees is to oversee the risk management activities of management. They fulfill this duty by discussing with management the policies and practices utilized by management in assessing and managing risks and providing input on those policies and practices. In general, our board of directors oversees risk management activities relating to business strategy, acquisitions, capital allocation, organizational structure and certain operational risks; our Audit Committee oversees risk management activities related to financial controls and legal and compliance risks; our Compensation Committee oversees risk management activities relating to our compensation policies and practices; and our Nominating/Corporate Governance Committee oversees risk management activities relating to board of directors composition and management succession planning. Each committee reports to the full board of directors on a regular basis, including reports with respect to the committee’s risk oversight activities as appropriate. In addition, since risk issues often overlap, committees from time to time request that the full board of directors discuss particular risks.

Audit Committee Report

Our Audit Committee has reviewed and discussed with our management our audited financial statements for the year ended December 31, 2010. The Audit Committee has reviewed and discussed with Ernst & Young LLP, our independent registered public accounting firm, our audited financial statements and the matters required by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended (AICPA, Professional Standards, Vol. 1 AU Section 380), as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T, or SAS 61. SAS 61 requires our independent registered public accounting firm to discuss with the Audit Committee the following, among other things:

•	methods to account for significant unusual transactions;

•	the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

•	the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors’ conclusions regarding the reasonableness of those estimates; and

•	disagreements with management, if any, over the application of accounting principles, the basis for management’s accounting estimates and the disclosures in the financial statements.

The Audit Committee has also received from Ernst & Young the written disclosures and the letter required by the applicable requirements of the PCAOB regarding Ernst & Young’s communications with the Audit Committee concerning independence, and the Audit Committee has discussed the matters disclosed in the letter and the independence of Ernst & Young with representatives of that firm. PCAOB rules require auditors annually to disclose in writing all relationships that in the auditors’ professional opinion may reasonably be thought to bear on independence, confirm their perceived independence and engage in a discussion of independence.

Based on its discussions with management and Ernst & Young, and its review of the representations and information provided by management and Ernst & Young, the Audit Committee recommended to the board of directors that Icagen’s audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2010 for filing with the SEC.

This Audit Committee report is not incorporated by reference into any of our previous or future filings with the SEC, unless any such filing explicitly incorporates the report.

By the Audit Committee of the Board of Directors of Icagen, Inc.

Richard G. Morrison, Ph.D., Chairman

Anthony B. Evnin, Ph.D.

Martin A. Simonetti

COMPENSATION OF OUR DIRECTORS AND EXECUTIVE OFFICERS

Compensation of our Directors

2010 Director Compensation

Name(1) (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)(2) (c)	Option Awards ($)(2) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Anthony B. Evnin, Ph.D.	$—	$14,000	$4,331	—	—	—	$18,331
Dennis B. Gillings, CBE, Ph.D.(3)	—	—	—	—	—	—	—
André L. Lamotte, Sc.D.	21,500	12,500	4,331	—	—	—	38,331
Richard G. Morrison, Ph.D.	27,000	17,500	4,331	—	—	—	48,831
Adeoye Y. Olukotun, M.D., MPH, FACC	20,000	12,500	4,331	—	—	—	36,831
Charles A. Sanders, M.D.	16,000	14,000	12,993	—	—	—	42,993
Martin A. Simonetti	21,000	12,500	4,331	—	—	—	37,831

(1)	P. Kay Wagoner, Ph.D., one of our directors, is also our president and chief executive officer and a named executive officer. Dr. Wagoner does not receive any additional compensation as a director. See “—Compensation of our Executive Officers—Summary Compensation Table” below for disclosure relating to her compensation.
(2)	The amounts in this column reflect the aggregate grant date fair value of stock option awards and restricted stock unit awards made during the year ended December 31, 2010 in accordance with Financial Accounting Standards Board, or FASB, Accounting Standard Codification Topic 718, Compensation – Stock Compensation (formerly SFAS 123(R)). A discussion of the assumptions used in calculating the amounts in this column may be found in Note 7 to our audited financial statements for the year ended December 31, 2010 included in our Annual Report on Form 10-K filed with the SEC on March 9, 2011. During the year ended December 31, 2010, options for 886 shares of common stock held by Dr. Sanders were forfeited upon expiration and options for 534 and 403 shares of common stock held by Venrock Associates II, L.P. and Venrock Associates, respectively, and attributable to Dr. Evnin were forfeited upon expiration. The following table shows the aggregate number of outstanding stock options held by each of our non-employee directors as of December 31, 2010.
(3)	Dr. Gillings’s term as director expired at the 2011 annual meeting of stockholders; he is no longer a director of Icagen. Dr. Gillings voluntarily declined all compensation for service on the Board which would otherwise have been reported in this table.

Name	Outstanding Stock Options (#)
Anthony B. Evnin, Ph.D.	13,122	*
Dennis B. Gillings, CBE, Ph.D.(1)	6,860
André L. Lamotte, Sc.D.	11,875
Richard G. Morrison, Ph.D.	10,625
Adeoye Y. Olukotun, M.D., MPH, FACC	7,500
Charles A. Sanders, M.D.	26,771
Martin A. Simonetti	7,500

*	Includes stock options for an aggregate of 2,355 shares of common stock held by Venrock Associates and stock options for an aggregate of 3,267 shares of common stock held by Venrock Associates II, L.P.
(1)	Dr. Gillings’s term as director expired at the 2011 annual meeting of stockholders; he is no longer a director of Icagen.

Cash Compensation

We reimburse our non-employee directors for out-of-pocket expenses they incur in attending board and committee meetings and pay each non-employee director an annual retainer fee. The chairmen of our board committees receive an additional annual retainer fee. For 2008, the annual retainer fee for all non-employee directors was $25,000, the annual retainer fee for the chairman of our Audit Committee was $10,000, and the annual retainer fee for the chairman of each of our other committees was $3,000. On March 5, 2009, our board of directors, upon recommendation of our compensation committee, approved a 50% reduction in annual retainer fees from their 2008 levels in order to assist in our efforts to conserve cash due to the then current economic environment. Accordingly, the annual retainer fee for 2009 for all non-employee directors was $12,500, the annual retainer fee for the chairman of our Audit Committee was $5,000, and the annual retainer fee for the chairman of each of our other committees was $1,500. Also on March 5, 2009, in light of then current economic and financial market conditions and their impact on the company, one former member of our board, Dennis B. Gillings, CBE, Ph.D., voluntarily declined the restricted stock unit grant described below under the heading “—Equity Compensation—Restricted Stock Unit Awards” as well as all annual retainer fees to which he would otherwise be entitled for the remainder of 2009 as compensation for his board service. On June 2, 2009, another of our board members, Anthony B. Evnin, Ph.D., voluntarily declined the remaining annual retainer fees to which he would otherwise have been entitled for the remainder of 2009 as compensation for his board service.

On December 8, 2009, our board of directors, upon recommendation of our compensation committee, approved for 2010 a 50% reduction in annual retainer fees from their 2008 levels in order to assist in our continued efforts to conserve cash due to the then current economic environment and other factors impacting overall company performance. Accordingly, the annual retainer fee for 2010 for all non-employee directors will continue to be $12,500, the annual retainer fee for the chairman of our Audit Committee will continue to be $5,000, and the annual retainer fee for the chairman of each of our other committees will continue to be $1,500. Also on December 8, 2009, in light of current economic and financial market conditions and their impact on the company, one former member of our board, Dennis B. Gillings, CBE, Ph.D., voluntarily declined all forms of compensation for 2010 to which he would otherwise have been entitled as compensation for his board service and another member of our board, Anthony B. Evnin, Ph.D., voluntarily declined all forms of cash compensation for 2010 to which he would otherwise have been entitled for his board service. On December 1, 2010, our board of directors, upon recommendation of our compensation committee, approved for 2011 a 50% reduction in annual retainer fees from their 2008 levels in order to assist in our continued efforts to conserve cash due to the current economic environment and other factors impacting overall company performance. Accordingly, the annual retainer fee for 2011 for all non-employee directors will continue to be $12,500, the annual retainer fee for the chairman of our Audit Committee will continue to be $5,000, and the annual retainer fee for the chairman of each of our other committees will continue to be $1,500. Also on December 1, 2010, in light of current economic and financial market conditions and their impact on the company, one of our former board members, Dennis B. Gillings, CBE, Ph.D. voluntarily declined all forms of compensation for 2011 to which he would otherwise be entitled as compensation for his board service and another member of our board, Anthony B. Evnin, Ph.D., voluntarily declined all forms of cash compensation for 2011 to which he would otherwise be entitled for his board service. From late 2010 until early 2011, Dr. Sanders was less active in his role as a director and as chairman of the board of directors due to medical reasons and did not receive compensation during this period.

We also pay each non-employee director $1,000 for attendance at each board meeting in which he or she participates in person or $500 if attendance is by telephone. Each non-employee director also receives $1,000 for each meeting of a committee of the board that is held on a day other than the day of any meeting of the full board of directors if he or she participates in person, or $500 if attendance is by telephone. Directors who are also our employees do not receive any compensation in their capacities as directors.

Equity Compensation

Stock Option Awards

Prior to March 3, 2011, and upon the commencement of service on our board of directors by any non-employee director, we granted to such person a non-statutory stock option to purchase the number of shares of our common stock equal to the product of (i) 10,000 shares of our common stock divided by 12 and (ii) the number of full calendar months between the date of commencement of service and the month in which our next annual meeting of stockholders was scheduled to occur. Each of our non-employee directors was also automatically granted on the first business day after our annual meeting of stockholders a non-statutory stock option to purchase 10,000 shares of our common stock every year. In addition, our chairman of the board of directors received on the first business day after our annual meeting of stockholders a non-statutory stock option to purchase 20,000 additional shares of our common stock every year. All of these options were fully vested on the date of grant and had exercise prices equal to the closing price of our common stock on the date of grant.

In part to adjust for the reduced number of shares available for grant under our 2004 stock incentive plan, as amended, resulting from the September 21, 2010 one-for-eight reverse stock split, effective March 3, 2011, we revised our director compensation policy to provide the following. Upon the commencement of service on our board of directors by any non-employee director, we grant to such person a non-statutory stock option to purchase the number of shares of our common stock equal to the product of (i) 5,000 shares of our common stock divided by 12 and (ii) the number of full calendar months between the date of commencement of service and the month in which our next annual meeting of stockholders is scheduled to occur. Each of our non-employee directors is also automatically granted on the first business day after our annual meeting of stockholders a non-statutory stock option to purchase 2,000 shares of our common stock every year. In addition, our chairman of the board of directors receives a non-statutory stock option to purchase 2,000 additional shares of our common stock and a lead director receives on the first business day after our annual meeting of stockholders a non-statutory stock option to purchase 1,000 additional shares of our common stock every year. All of these options are fully vested on the date of grant and have exercise prices equal to the closing price of our common stock on the date of grant.

Restricted Stock Unit Awards

All closing prices reflect the one-for-eight reverse stock split effected on September 21, 2010.

To compensate non-employee directors for the reduction in annual retainer fees for 2009 described above, our board of directors, upon recommendation of our Compensation Committee, granted each of our non-employee directors on March 5, 2009 a number of restricted stock units equal to (i) the dollar amount by which the annual retainer fee for 2008 was reduced, taking into account any fees received by such director for service as a chairman of a committee of the board, by (ii) $3.76, the closing price of our common stock on that date. Each restricted stock unit represents the right to receive in the future one share of our common stock, subject to the terms and conditions of the applicable restricted stock unit agreement. These restricted stock units vested in full on December 31, 2009. As discussed above, Dr. Gillings declined this restricted stock unit grant.

To compensate non-employee directors for the reduction in annual retainer fees for 2010 described above, our board of directors, upon recommendation of our Compensation Committee, granted each of our non-employee directors on January 4, 2010 a number of restricted stock units equal to (i) the dollar amount by which the annual retainer fee for 2008 was reduced, taking into account any fees received by such director for service as a chairman of a committee of the board, by (ii) $3.76, the closing price of our common stock on that date. Each restricted stock unit represents the right to receive in the future one share of our common stock, subject to the terms and conditions of the applicable restricted stock unit agreement. These restricted stock units will vest in full on December 1, 2011. As discussed above, Dr. Gillings declined this restricted stock unit grant.

To compensate non-employee directors for the reduction in annual retainer fees for 2011 described above, our board of directors, upon recommendation of our Compensation Committee, granted each of our non-employee directors on January 3, 2011 a number of restricted stock units equal to (i) the dollar amount by which the annual retainer fee for 2008 was reduced, taking into account any fees received by such director for service as a chairman of a committee of the board, by (ii) $1.77, the closing price of our common stock on that date. Each restricted stock unit represents the right to receive in the future one share of common stock, subject to the terms and conditions of the applicable restricted stock unit agreement. These restricted stock units vested in full on December 1, 2011. If a director ceases to serve as a member of the board of directors for any reason prior to that date, all restricted stock units will automatically terminate and be forfeited as of the date such person ceases to serve as a member of the board. In addition, upon the occurrence of a change of control of Icagen, each restricted stock unit will immediately become fully vested. As discussed above, Dr. Gillings and Dr. Sanders declined this restricted stock unit grant.

Compensation of our Executive Officers

Summary Compensation

The following table contains information about the compensation of each of our named executive officers, as defined in Item 402(m)(2) of Regulation S-K of the securities rules, for the years ended December 31, 2010 and 2009.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)(1) (e)	Option Awards ($)(2) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings (h)	All Other Compensation ($) (i)		Total ($) (j)
P. Kay Wagoner, Ph.D.(3)	2010	$334,152	$0	—	$238,819	—	—	$4,400	(4)	$577,371
President and Chief Executive Officer	2009	$334,152	$0	$173,700	—	—	—	$4,400	(4)	$516,423

Richard D. Katz, M.D.	2010	$305,622	$0	$32,800	$122,203	—	—	$—		$460,625
Executive Vice President, Finance and Corporate Development, Chief Financial Officer And Treasurer	2009	$305,622	$0	$111,600	—	—	—	$—		$417,222

Seth V. Hetherington, M.D.(5)	2010	$351,539	$0	$32,800	$122,203	—	—	$4,400	(4)	$510,942
Senior Vice President, Clinical and Regulatory Affairs	2009	$351,539	$0	$111,600	—	—	—	$4,400	(4)	$467,539

(1)	The amounts in this column reflect the aggregate grant date fair value of restricted stock unit awards made during the year ended December 31, 2010 in accordance with FASB Accounting Standard Codification Topic 718, Compensation – Stock Compensation (formerly SFAS 123(R)). A discussion of the assumptions used in calculating the amounts in this column may be found in Note 7 to our audited financial statements for the year ended December 31, 2010 included in our Annual Report on Form 10-K filed with the SEC on March 9, 2011.
(2)	The amounts in this column reflect the aggregate grant date fair value of stock options made during the year ended December 31, 2010 in accordance with FASB Accounting Standard Codification Topic 718, Compensation – Stock Compensation (formerly SFAS 123(R)). A discussion of the assumptions used in calculating the amounts in this column may be found in Note 7 to our audited financial statements for the year ended December 31, 2010 included in our Annual Report on Form 10-K filed with the SEC on March 9, 2011.
(3)	Dr. Wagoner is also a member of our board of directors but does not receive any additional compensation in her capacity as a director.
(4)	Represents the value of our contribution on behalf of the named executive officer to our 401(k) savings plan.
(5)	Dr. Hetherington served as Senior Vice President, Clinical and Regulatory Affairs until December 31, 2010, at which time he resigned from that position and ceased to be an executive officer.

Base Salary

Our Compensation Committee approved the following salaries for our executive officers, effective as of January 23, 2009, for all executive officers, which salaries remained unchanged for 2010.

Executive Officer	Base Salary for 2010
P. Kay Wagoner, Ph.D. President and Chief Executive Officer	$378,706

Richard D. Katz, M.D. Executive Vice President, Finance and Corporate Development, Chief Financial Officer and Treasurer	306,000

Seth V. Hetherington, M.D. Senior Vice President, Clinical and Regulatory Affairs(1)	351,973

(1)	Dr. Hetherington served as Senior Vice President, Clinical and Regulatory Affairs until December 31, 2010, at which time he resigned from that position and ceased to be an executive officer.

Effective as of January 23, 2009, our Compensation Committee approved a 2% cost of living salary increase for executive officers, consistent with the salary increase previously approved by the board of directors for non-executive employees. On February 11, 2009, in light of current economic and financial conditions and their impact on Icagen, we entered into a letter agreement with Dr. Wagoner, which we refer to as the 2009 letter agreement, pursuant to which Dr. Wagoner voluntarily declined the cost of living salary increase that had taken effect on January 23, 2009 and reduced her base salary by 10% of its 2008 level. As a result, Dr. Wagoner’s base salary for 2009 was $334,152, which we refer to as the adjusted salary, rather than the $378,706 base salary that was approved by the Compensation Committee for 2009, which we refer to as the approved salary. Dr. Wagoner’s adjusted salary will continue in effect until such time as the Compensation Committee, in its discretion, determines that conditions warrant payment of the approved salary or a different base salary; provided that, upon the occurrence of a change of control of the company, as defined in Dr. Wagoner’s employment agreement, the approved salary, or such other base salary approved by the Compensation Committee and then in effect, will be prospectively automatically reinstated. Dr. Wagoner’s bonus target for 2010 and any severance payments that Dr. Wagoner may become entitled to under her employment agreement will be calculated based upon the approved salary rather than her adjusted salary.

On January 28, 2010, the Compensation Committee determined there would be no change in base salaries for executives for 2010 due to current economic and financial conditions and other factors, which impacted overall company performance.

On February 8, 2011, the Compensation Committee approved a 3% cost of living salary increase for executive officers. The 3% cost of living salary increase approved by the Compensation Committee on February 8, 2011 constituted a “Determination Date” pursuant to the 2009 letter agreement with Dr. Wagoner and triggered termination of that agreement. On February 14, 2011, in light of continuing economic and financial market conditions and their impact on Icagen, we entered into a second letter agreement with Dr. Wagoner pursuant to which Dr. Wagoner continued to forego the 2% cost-of-living base salary increase approved by the Compensation Committee on January 23, 2009 and the reduction of her base salary by 10% of its 2008 level. As a result, Dr. Wagoner’s base salary for 2011 will be $344,176, which we refer to as the adjusted salary, rather than the $388,731 base salary that was approved by the Compensation Committee for 2011, which we refer to as the approved salary. Dr. Wagoner’s adjusted salary will continue in effect until such time as the Compensation Committee, in its discretion, determines that conditions warrant payment of the approved salary or a different base salary; provided that, upon the occurrence of a change of control of the company, as defined in Dr. Wagoner’s employment agreement, the approved salary, or such other base salary approved by the Compensation Committee and then in effect, will be prospectively automatically reinstated. Dr. Wagoner’s bonus target for 2011 and any severance payments that Dr. Wagoner may become entitled to under her employment agreement will be calculated based upon the approved salary rather than her adjusted salary.

Annual Cash Bonus

Our Compensation Committee sets bonus targets for our executives at the outset of each year and has the authority to award annual bonuses, the amount of which is determined in the discretion of the Compensation Committee, to our executives. The annual cash incentive bonuses are intended to compensate our executives for the achievement of company strategic, operational and financial goals. The Compensation Committee works with our chief executive officer to develop performance goals that it believes can be reasonably achieved with diligent efforts over the ensuing year. For 2009 and 2010 in light of economic and financial conditions and other factors, which have impacted overall company performance, the Compensation Committee determined that no cash bonuses would be awarded to the named executive officers. Bonus targets are set annually by the Compensation Committee in the first quarter of each year as a percentage of the applicable executive’s base salary. We set bonus targets against median market data for bonuses at comparable companies in our industry. When establishing bonus targets for 2010, the Compensation Committee considered the BioWorld executive compensation report and data provided by Pearl Meyer & Partners in prior years. Bonus targets represent maximum targets, although actual bonuses awarded remain discretionary. The Compensation Committee approves the company performance goals and the weighting of various goals for each executive and determines potential bonus amounts based on achievement of those goals. Annual bonuses are paid in cash in an amount reviewed and approved by the Compensation Committee. Annual bonuses, if any, are ordinarily approved and paid in a single installment in the first quarter following the completion of a given fiscal year.

On February 8, 2011, the Compensation Committee met to consider the payment of cash bonus payments for our named executive officers. The Compensation Committee assessed achievement of our performance objectives for 2010. The corporate performance objectives included progression of research and clinical development programs, increasing shareholder confidence, improving financial stability through corporate and business development strategies, timely, effective and efficient completion of public company reporting obligations and maintaining policies and procedures for internal controls and compliance obligations. In assessing 2010 bonuses, the Compensation Committee considered the performance of Icagen and each executive against these goals. In evaluating the achievement of these goals, each executive is rated based upon a performance scorecard, which represents a composite evaluation of the executive against such goals based on a self evaluation and the evaluation of the executive by the chief executive officer. For each executive, the percentage of achievement of performance goals is the key factor used to determine bonuses. The Compensation Committee agreed that although each executive had performed his or her functions at a high level, factors largely beyond each executive’s control had limited success in the achievement of one or more goals. Accordingly, in light of current economic and financial conditions and other factors, which have impacted overall company performance, the Compensation Committee determined that no cash bonuses would be awarded to the named executive officers for 2010. The 2010 target bonuses and bonus payments were as follows:

Executive Officer	Bonus Targets for 2010	2010 Bonus Payment
P. Kay Wagoner, Ph.D. President and Chief Executive Officer	Up to 50% of base salary, equal to $189,353	$0

Richard D. Katz, M.D. Executive Vice President, Finance and Corporate Development, Chief Financial Officer and Treasurer	Up to 40% of base salary, equal to $122,400	0

Seth V. Hetherington, M.D. Senior Vice President, Clinical and Regulatory Affairs(1)	Up to 40% of base salary, equal to $140,789	0

(1)	Dr. Hetherington served as Senior Vice President, Clinical and Regulatory Affairs until December 31, 2010, at which time he resigned from that position and ceased to be an executive officer.

Cash bonus targets for Dr. Wagoner and Dr. Katz for 2011 were unchanged from 2010 levels. Dr. Wagoner’s bonus target for 2011 will be calculated based upon the approved salary rather than her adjusted salary. The Compensation Committee will evaluate our and each executive’s performance against specified corporate performance objectives from time to time during 2011, and may, in its discretion, approve the payment of bonuses in one or more installments during 2011 or in early 2012.

See the narrative disclosure below under “—Outstanding Equity Awards at Fiscal Year End” for a description of the material terms of awards.

Employment Agreements

We have entered into employment agreements with certain of our current executive officers, which broadly set forth our compensation policy for executives and provide certain benefits in the event of termination of their employment.

P. Kay Wagoner, Ph.D. Pursuant to a second amended and restated executive employment agreement effective August 21, 2007, as amended, we agreed to continue to employ Dr. Wagoner as our president and chief executive officer for an initial term that began on February 1, 2006 and ended on July 6, 2007. The agreement automatically renews for consecutive additional one-year terms and has been renewed through July 6, 2012. Either party may voluntarily terminate the agreement by providing written notice of such party’s intent not to renew the agreement at least 90 days prior to the end of the then current term, and such termination would be effective as of the last day of the then current term. In addition, either party may terminate the agreement at any time, upon not less than ten business days’ prior written notice of termination. Under this agreement, Dr. Wagoner is entitled to an annual base salary of at least $388,731, although on February 14, 2011 she voluntarily reduced her base salary by 10% to $344,177, as described above under “—Base Salary”. Annual increases, if any, will be made based on performance and in the sole discretion of our board of directors or our Compensation Committee. Dr. Wagoner is also eligible to participate in any management bonus plans established by our board of directors from time to time. In addition, she is eligible to receive grants of stock options or other stock-based awards as may be awarded in the discretion of our board of directors or our Compensation Committee.

Upon the termination of her employment by us other than for cause or by Dr. Wagoner for good reason, including, under specified circumstances, a change in control of Icagen, Dr. Wagoner has the right to receive a severance payment in an amount equal to 24 times her monthly base salary plus 75% of her target cash bonus for the year in which the termination of her employment occurs or, if such target bonus has not yet been determined as of the date of her termination, 75% of her target bonus for the year immediately preceding the year in which the termination occurs. In addition, Dr. Wagoner is entitled to the continuation of medical and dental insurance, life insurance and disability insurance (if and to the extent those plans permit former employees to participate) for an equivalent period of time as a result of any termination, or until such earlier time as Dr. Wagoner obtains comparable coverage from another employer, provided that where continued participation is not permitted, we will pay her over the same period an amount equal to the premiums that we were paying for such benefits. If we choose not to renew the employment agreement with Dr. Wagoner, she is entitled to receive a severance payment in an amount equal to 21 times her monthly base salary plus 75% of her target cash bonus for the year in which the termination of her employment occurs or, if such target bonus has not yet been determined as of the date of her termination, 75% of Dr. Wagoner’s target bonus for the year immediately preceding the year in which the termination occurs. Dr. Wagoner is required to sign a general release of claims with us as a condition to her receipt of any severance payment under the agreement. If at any time any payment to Dr. Wagoner constitutes an excess parachute payment within the meaning of Section 280G of the Code, she is entitled to be reimbursed by us for any taxes owed, subject to certain limitations specified in the agreement, including a cap of $100,000; provided that, the total amount of such payment may be reduced if the after tax result is more favorable to Dr. Wagoner. The timing of the tax gross-up payment and the severance benefit and continuing benefits to which she may become entitled under the agreement are subject to certain restrictions specified in the agreement for purposes of compliance with Section 409A of the Code.

In the event of termination of Dr. Wagoner’s employment by us or our successor without cause or by Dr. Wagoner for good reason on or prior to the 18-month anniversary of a change of control event, the definitions of good reason and cause in the agreement will apply in lieu of the definitions of such terms in our 2004 stock incentive plan, as amended, with respect to the treatment of equity awards issued to Dr. Wagoner under that plan, under certain circumstances.

Pursuant to this agreement, Dr. Wagoner is bound by the terms of our standard non-disclosure, inventions and non-competition agreement, which prohibits her from competing with us during the term of her employment and for a period of two years after termination of employment.

Richard D. Katz, M.D. Pursuant to a second amended and restated executive employment agreement effective August 21, 2007, as amended, we agreed to continue to employ Dr. Katz as our executive vice president of finance and corporate development, chief financial officer and treasurer for an initial term that began on February 1, 2006 and ended on April 23, 2007. The agreement automatically renews for consecutive additional one-year terms and has been renewed through April 23, 2012. Either party may voluntarily terminate the agreement by providing written notice of such party’s intent not to renew the agreement at least 90 days prior to the end of the then current term, and such termination would be effective as of the last day of the then current term. In addition, either party may terminate the agreement at any time, upon not less than ten business days’ prior written notice of termination. Under this agreement, Dr. Katz is entitled to an annual base salary of at least $315,180. Annual increases, if any, will be made based on performance and in the sole discretion of our board of directors or our Compensation Committee. Dr. Katz is also eligible to participate in any management bonus plans established by our board of directors from time to time. In addition, he is eligible to receive grants of stock options or other stock-based awards as may be awarded in the discretion of our board of directors or our Compensation Committee.

Upon the termination of his employment by us other than for cause or by Dr. Katz for good reason, including, under specified circumstances, a change in control of Icagen, Dr. Katz has the right to receive a severance payment in an amount equal to 21 times his monthly base salary plus 75% of his target cash bonus for the year in which the termination of his employment occurs or, if such target bonus has not yet been determined as of the date of his termination, 75% of his target bonus for the year immediately preceding the year in which the termination occurs. In addition, Dr. Katz is entitled to the continuation of medical and dental insurance, life insurance and disability insurance (if and to the extent those plans permit former employees to participate) for an equivalent period of time as a result of any termination, or until such earlier time as he obtains comparable coverage from another employer, provided that where continued participation is not permitted, we will pay him over the same period an amount equal to the premiums that we were paying for such benefits. If we choose not to renew the employment agreement with Dr. Katz, he is entitled to receive a severance payment in an amount equal to 18 times his monthly base salary plus 75% of his target cash bonus for the year in which the termination of his employment occurs or, if such target bonus has not yet been determined as of the date of his termination, 75% of his target bonus for the year immediately preceding the year in which the termination occurs. Dr. Katz is required to sign a general release of claims with us as a condition to his receipt of any severance payment under the agreement. If at any time any payment to Dr. Katz constitutes an excess parachute payment within the meaning of Section 280G of the Code, he is entitled to be reimbursed by us for any taxes owed, subject to certain limitations specified in the agreement, including a cap of $50,000; provided that, the total amount of such payment may be reduced if the after tax result is more favorable to Dr. Katz. The timing of the tax gross-up payment and the severance benefit and continuing benefits to which he may become entitled under the agreement are subject to certain restrictions specified in the agreement for purposes of compliance with Section 409A of the Code.

In the event of termination of Dr. Katz’s employment by us or our successor without cause or by Dr. Katz for good reason on or prior to the 18-month anniversary of a change of control event, the definitions of good reason and cause in the agreement will apply in lieu of the definitions of such terms in our 2004 stock incentive plan, as amended, with respect to the treatment of equity awards issued to Dr. Katz under that plan, under certain circumstances.

Pursuant to this agreement, Dr. Katz is bound by the terms of our standard non-disclosure, inventions and non-competition agreement, which prohibits him from competing with us during the term of his employment and for a period of two years after termination of employment.

Seth V. Hetherington, M.D. Pursuant to an amended and restated executive employment agreement effective August 22, 2007, as amended, we agreed to continue to employ Dr. Hetherington as our senior vice president, clinical and regulatory affairs for an initial term that began on June 15, 2006 and ended on June 15, 2008. The agreement automatically renews for consecutive additional one-year terms and had been renewed through June 15, 2011. Either party may voluntarily terminate the agreement by providing written notice of such party’s intent not to renew the agreement at least 90 days prior to the end of the then current term, and such termination would be effective as of the last day of the then current term. In addition, either party may terminate the agreement at any time, upon not less than ten business days’ prior written notice of termination. On December 17, 2010, Dr. Hetherington gave us notice of his intention to leave Icagen at the end of 2010. Dr. Hetherington did not receive any severance or other termination payments from us in connection with his departure.

Pursuant to this agreement, Dr. Hetherington is bound by the terms of our standard non-disclosure, inventions and non-competition agreement, which prohibits him from competing with us for a period of two years after termination of employment.

Outstanding Equity Awards at Fiscal Year End

2010 Outstanding Equity Awards at Fiscal Year End

Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock that Have Not Vested (#) (g)		Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
P. Kay Wagoner, Ph.D.								488	(1)	$864
								1,113	(1)	1,970
								3,438	(1)	6,085
								29,184	(1)	51,656
	6,250	(2)	—			18.00	12/30/12
	15,622	(2)	—			40.00	4/21/14
	14,583	(3)	—			6.96	9/26/16
	8,853	(3)				7.20	9/27/16
	5,726	(2)	123			10.88	1/11/17
	5,780	(2)	1,157			16.16	8/16/17
	10,025	(2)	3,725			12.16	1/28/18
	8,906	(2)	33,843			6.56	2/17/20

Richard D. Katz, M.D.								1,000	(4)	$1,770
								313	(1)	554
								704	(1)	1,246
								1,876	(1)	3,321
								18,750	(1)	33,188
								5,000	(5)	8,850
	3,125	(6)	—			$16.00	4/22/11
	6,250	(7)	—			16.00	4/22/11
	28,125	(8)	—			16.00	4/22/11
	1,250	(2)	—			18.00	8/28/13
	6,250	(2)	—			40.00	12/30/14
	2,777	(2)	—			51.20	12/30/14
	30,101	(3)	17,500	(3)		6.96	9/26/16
	3,332	(3)	—			7.20	9/27/16
	3,670	(2)	79			10.88	1/11/17
	3,645	(2)	730			16.16	8/16/17
	5,467	(2)	2,032			12.16	1/28/18
	4,557	(2)	17,318			6.56	2/17/20

Seth V. Hetherington, M.D. (9).
	17,500	(3)	—			$7.20	3/31/11
	1,835	(2)	—			10.88	3/31/11
	1,852	(2)	—			16.16	6/29/11
	5,468	(2)	—			12.16	6/29/11
	4,557	(2)	—			6.56	6/29/11

(1)	The restricted stock unit award vests annually over four years.
(2)	The stock option vests monthly over four years.
(3)	The stock option vests as to 25% of the shares covered thereby on the date that is six months after the grant date, an additional 25% of the shares on the date that is 12 months after the grant date, an additional 17% of the shares on the date that is 18 months after the grant date, an additional 17% of the shares on the date that is 24 months after the grant date, and the remaining 16% of the shares on the date that is 30 months after the grant date. These stock options were granted in connection with the retention grant program and option exchange program instituted in 2006.
(4)	The restricted stock unit award vests annually over five years.
(5)	The restricted stock unit award vests 50% on the date that is fifteen months after the grant date and 50% on the date that is eighteen months after the grant date.

(6)	The stock option was fully vested as of the grant date.
(7)	The stock option vests on the first anniversary of the grant date.
(8)	The stock option vests as to 33% of the shares covered thereby on the first anniversary of the grant date and monthly thereafter until the third anniversary of the grant date.
(9)	Dr. Hetherington served as Senior Vice President, Clinical and Regulatory Affairs until December 31, 2010, at which time he resigned from that position and ceased to be an executive officer.

The restricted stock unit awards reflected in the table were granted on various dates during 2010, 2009, 2008, 2007 and 2006 pursuant to the 2004 Stock Incentive Plan, as amended. Restricted stock unit awards entitle the recipient to receive shares of common stock to be delivered at the time the restricted stock units vest. Generally, the restricted stock unit awards vest annually over four years. Upon termination of employment, unvested restricted stock units automatically terminate and will be forfeited. Until shares of common stock are delivered at the time the restricted stock units vest, the holder has no rights as a stockholder with respect to the shares subject to such restricted stock unit, including voting rights and the right to receive dividends or dividend equivalents. The rights and interests in the restricted stock units may not be sold, assigned, encumbered or otherwise transferred except, in the event of death, by will or by the laws of descent and distribution. The restricted stock unit agreements between us and our executive officers generally provide that the restricted stock units will become immediately vested in full if there is a change in control of Icagen and the officer’s employment is terminated by us or our successor without cause or by the officer for good reason on or prior to the 18-month anniversary of the change of control event. In addition, the employment agreements between us and each of Dr. Wagoner and Dr. Katz provide that if such a termination occurs, the definitions of good reason and cause in the applicable employment agreement will apply in lieu of the definitions of such terms in our 2004 stock incentive plan, as amended, with respect to the treatment of equity awards issued to such officers under that plan, under certain circumstances.

The stock options reflected in the table have a term of ten years. The stock options with expiration dates on September 26, 2016, September 27, 2016, January 11, 2017, August 16, 2017, January 28, 2018 and February 17, 2020 were granted under our 2004 stock incentive plan, as amended. The other stock options reflected in the table were granted under our 1996 equity compensation plan, as amended, which we refer to as our amended equity compensation plan.

Vesting of the stock options generally ceases on termination of employment and, for options granted prior to August 17, 2007, the ability to exercise ceases shortly after termination of employment except in the case of death or disability. For options granted to executive officers on or after August 17, 2007, exercise rights cease 180 days to 5 years after termination depending on length of service. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents. Except as our board of directors may otherwise determine or provide in an award, awards may not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution. During the life of the participant, awards are exercisable only by the participant. The stock option agreements under our 2004 stock incentive plan between us and our executive officers generally provide that the stock option will become immediately exercisable in full if there is a change in control of Icagen and the officer’s employment is terminated by us or our successor without cause or by the officer for good reason on or prior to the 18-month anniversary of the change of control event. In addition, the employment agreements between us and each of Dr. Wagoner and Dr. Katz provide that if such a termination occurs, the definitions of good reason and cause in the applicable employment agreement will apply in lieu of the definitions of such terms in our 2004 stock incentive plan, as amended, with respect to the treatment of equity awards issued to such officers under that plan, under specified circumstances. The stock option agreements under our amended equity compensation plan between us and our executive officers generally provide that the stock option will become fully vested and exercisable upon death or disability, upon the termination of employment without cause and in the event of a transfer of control resulting in a change in beneficial ownership of at least a majority of our then existing voting stock of Icagen. All outstanding stock options issued under our amended equity compensation plan are now fully vested, and we will not grant any further awards thereunder.

Options granted pursuant to the retention grant program and the option exchange program instituted on September 27, 2006 were granted pursuant to the terms of our 2004 stock incentive plan, with each option vesting as to 25% of the shares covered thereby on the date that is six months after the grant date; an additional 25% of the shares on the date that is 12 months after the grant date; an additional 17% of the shares on the date that is 18 months after the grant date; an additional 17% of the shares on the date that is 24 months after the grant date; and the remaining 16% of the shares on the date that is 30 months after the grant date. The term of these options is ten years.

On January 7, 2011, we entered into option cancellation agreements, or cancellation agreements, with our executive officers and certain other senior level employees, pursuant to which these individuals, or optionees, agreed to the surrender and cancellation of previously granted stock options, or cancelled options, to purchase shares of common stock in order to make available additional shares under our 2004 stock incentive plan, as amended. Under the terms of the cancellation agreements, each optionee and Icagen acknowledged and agreed that the surrender and cancellation of the cancelled options was without any expectation on the part of the optionee to receive, and without any obligation on our part to pay or grant, any cash, equity awards or other consideration presently or in the future with respect to the cancelled options. Each of the cancelled options had an exercise price greater than $8.00 per share.

The executive officers that entered into cancellation agreements and the aggregate number of shares underlying the cancelled options surrendered by each such officer are as follows: Dr. Wagoner, 26,536 shares and Dr. Katz, 15,623 shares.

On February 8, 2011, our compensation committee granted pursuant to our 2004 stock incentive plan, as amended, to each of Dr. Wagoner and Dr. Katz restricted stock units for 100,000 and 50,000 shares, respectively, vesting in four equal semiannual installments commencing on February 8, 2011. Beginning in 2011, in light of current economic and financial conditions and other factors and in light of the overall compensation of executives, the Compensation Committee awarded only restricted stock units to its executives. The Compensation Committee believes restricted stock units that vest over 24 months provide appropriate long term compensation and serve as a retention tool, since restricted stock units will always have value upon vesting irrespective of the stock price.

Securities Authorized for Issuance under our Equity Compensation Plans

The following table contains information about our equity compensation plans as of December 31, 2010.

Equity Compensation Plan Information

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Options and Rights (Column A)		Weighted Average Exercise Price of Outstanding Options(1) (Column B)	Number of Shares Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Shares Reflected in Column A)(2) (Column C)
Equity compensation plans that have been approved by our stockholders	804,479	(3)	$15.28	352,973
Equity Compensation plans that have not been approved by our stockholders	—		—	—

Total	804,479		$15.28	352,973	(4)

(1)	Amount is based on the weighted average exercise price of the 676,969 stock options outstanding on December 31, 2010. The 127,510 restricted stock units outstanding on December 31, 2010 were issued at a weighted average price of $0.
(2)	In addition to being available for issuance upon the exercise of stock options that we may grant after December 31, 2010, all of the shares available for grant under our 2004 stock incentive plan, as amended, may instead be issued in the form of restricted stock, restricted stock units and other stock-based awards.
(3)	Consists of 185,319 shares to be issued upon exercise of outstanding options under our amended equity compensation plan as of December 31, 2010 and 619,160 shares to be issued upon exercise of outstanding options and restricted stock units under our 2004 stock incentive plan, as amended, as of December 31, 2010. Our 2004 stock incentive plan, as amended, became effective on February 3, 2005, and we will grant no further awards under our amended equity compensation plan.
(4)	As of December 31, 2010, we had 352,973 shares available for future grant, and, as of February 28, 2011, we had 179,800 shares available for future grant. Under our 2004 stock incentive plan, as amended, the number of shares issuable is automatically increased every January 1 beginning in fiscal year 2006 and ending on the second day of fiscal year 2014 by an amount equal to the lesser of (i) 125,000 shares of common stock, (ii) 5% of the outstanding shares on that date or (iii) an amount determined by our board of directors; provided, however, that, in no event may the number of shares available for issuance under our 2004 stock incentive plan, as amended, and all other employee equity incentive plans exceed 25% of our outstanding shares on January 1.

CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH RELATED PERSONS

Quintiles Agreement

In June 2008, we entered into a master services agreement with Quintiles, Inc., a subsidiary of Quintiles, to provide certain services to us. One of our former directors, Dennis B. Gillings, is chairman and chief executive officer of Quintiles, and Quintiles wholly-owns PharmaBio Development Inc. d/b/a NovaQuest, one of our stockholders. Pursuant to this agreement, Quintiles, Inc. performs services, including strategic planning, expert consultation, clinical trial services, statistical programming and analysis, data processing, data management, regulatory, clerical, project management, central laboratory services, clinical pharmacology services, electrocardiogram services, medical device services and other research and development services requested by us and agreed to by Quintiles, Inc. The specific details of each project under the agreement is separately negotiated and specified in writing in a work order. We pay Quintiles, Inc. for fees, expenses and pass-through costs in accordance with the budget and payment schedule contained in each work order. The agreement has a term of five years from the date of execution, or until terminated by either party. The agreement automatically renews each year thereafter for a period of one year unless either party notifies the other party in writing at least 30 days prior to the renewal date that it does not want to renew the agreement.

As a result of entering into the agreement, the prior master services agreement between us and Quintiles, effective December 14, 1998, has terminated and is superseded in its entirety by the new agreement. We had entered into the prior agreement with Quintiles to provide certain services relating to the conduct of clinical trials for senicapoc, one of our drug development programs, and other services. Pursuant to the prior agreement, Quintiles performed services, including clinical trial services, regulatory, clerical, project management, central laboratory services, preclinical services and other research and development services, as requested by us. We were obligated to pay the fees, expenses and pass-through costs of Quintiles in accordance with work orders issued under the prior agreement. The term of the prior agreement continued until terminated by either party in accordance with the prior agreement. We paid Quintiles approximately $771,000 and $68,000 in 2009 and 2010, respectively, for services rendered pursuant to the current and prior agreements.

Pfizer Collaboration and Private Placements

On August 13, 2007, we entered into a collaborative research and license agreement with Pfizer for the discovery, development, manufacture and commercialization of compounds and products that modulate three specific sodium ion channels as new potential treatments for pain and related disorders. Pfizer is a holder of more than 5% of our common stock after the purchase of our common stock in the private placements discussed below. Pursuant to the collaboration arrangement, Pfizer paid us an initial upfront license fee of $12.0 million. In addition to the upfront license fee, Pfizer is providing us with research and development funding pursuant to the agreement. In September 2009, the original research term of two years was extended for one year through September 2010 and in September 2010, the research term was extended through December 31, 2011. The research term may be further extended upon mutual agreement of Pfizer and us. Additionally, Pfizer is obligated to make payments to us upon achievement of specified research, development, regulatory and commercialization milestones of up to $359.0 million for each drug candidate developed. We are also eligible to receive tiered royalties, against which Pfizer may credit any commercialization milestones, based on specified percentages of net product sales. Pfizer’s obligation to pay us royalties with respect to a product will expire generally on a country-by-country basis on the expiration of the last-to-expire of specified patent rights covering the product. We recognized $9.5 million and $9.6 million of revenue related to the Pfizer collaboration agreement for the years ended December 31, 2010 and 2009.

On July 20, 2011, we entered into an amendment to the collaborative research and license agreement. The amendment provides that Pfizer will only be obligated to pay us milestone payments and notify us of the achievement of certain development events under the agreement in the event that the Merger Agreement is terminated and the milestones are met, at which time any such milestones will be payable together with interest from the date they would otherwise have been payable. In the event that the collaborative research and license agreement is terminated prior to any termination of the Merger Agreement, Pfizer will not be relieved of its obligation to make a milestone payment otherwise due and payable without regard to the amendment.

On August 13, 2007, in connection with the collaborative research and license agreement with Pfizer, we also entered into a purchase agreement with Pfizer to sell to Pfizer up to $15.0 million of our common stock. In a first closing of the transaction on August 20, 2007, we sold 336,021 shares of common stock to Pfizer at a price of $14.88 per share, which was the closing bid price of our common stock as reported on the Nasdaq Global Market as of 4:00 p.m. Eastern time on the business day preceding the execution of the purchase agreement, resulting in gross proceeds to us of approximately $5.0 million. In a subsequent closing of the transaction on February 13, 2008, we sold 730,994 shares of common stock to Pfizer at a price of $13.68 per share, which was the closing bid price of our common stock as reported on the Nasdaq Global Market as of 4:00 p.m. Eastern time on the business day preceding the date of our exercise of our put option to sell the shares, resulting in gross proceeds to us of approximately $10.0 million.

Pursuant to the purchase agreement with Pfizer, we agreed to use our reasonable best efforts to file a registration statement with the SEC to register the resale of the shares of common stock issued in the private placements to Pfizer within 30 days following the request by Pfizer to effect the registration of the shares. Pfizer may request that we register the shares at any time after August 20, 2008. We also agreed to use our reasonable best efforts to have the registration statement declared effective within 90 days after the date on which the registration statement is filed, or within 120 days if the SEC determines to review the registration statement. In the event the registration statement (a) has not been filed within 30 days after receipt of a request by Pfizer to effect the registration of the shares, (b) is not declared effective within 90 days after the filing date of the registration statement, if the SEC determines not to review the registration statement, (c) is not declared effective within 120 days after the filing date of the registration statement, if the SEC determines to review the registration statement, or (d) after the registration statement is declared effective by the SEC, is suspended by us or ceases to remain continuously effective as to all of the shares for which it is required to be effective, with certain specified exceptions, then we have agreed to pay Pfizer as liquidated damages an amount equal to 1% of the purchase price paid by Pfizer for the shares per 30-day period or portion thereof during which a default remains uncured, subject to an aggregate limit on liquidated damages. The maximum aggregate amount of liquidated damages payable to

Pfizer in respect of the shares is limited to 10% of the aggregate purchase price paid by Pfizer pursuant to the purchase agreement. In addition, we agreed to use our reasonable best efforts to take all such actions as may be reasonably necessary to keep the registration statement current and effective until the earliest of (a) one year after the filing date, (b) the date on which all of the shares may be sold or transferred in compliance with Rule 144 under the Securities Act, without any volume or manner of sale restrictions, or (c) such time as all of the shares have been sold pursuant to a registration statement, to or through a broker or dealer or underwriter in a public distribution or a public securities transaction or in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act, under Section 4(1) thereof so that all transfer restrictions and restrictive legends with respect thereto, if any, are removed upon the consummation of the sale.

On July 20, 2011, prior to the execution of the Merger Agreement, the board approved an amendment (to the purchase agreement with Pfizer, which, among other things, permits Pfizer to vote, or cause to be voted, all of the shares of our common stock beneficially owned by Pfizer or any of its subsidiaries (including Purchaser) in favor of the Merger and the adoption of the Merger Agreement.

Compensation of Directors and Executive Officers and Employment Agreements

See “Compensation of our Directors and Executive Officers” above for a discussion of director compensation, executive compensation and employment agreements.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and holders of more than 10% of our common stock, or reporting persons, to file reports with the SEC disclosing their ownership of and transactions in our common stock and other equity securities. Based solely on our review of reports that reporting persons have filed with the SEC, we believe that all of the reporting persons complied with all Section 16(a) filing requirements during 2010, except that Richard G. Morrison, our director, filed a Form 5 reporting an open-market sale of common stock that should have been reported on a Form 4 during 2010 but was not so reported.

ANNEX II

July 19, 2011

The Board of Directors

Icagen, Inc.

4222 Emperor Boulevard, Suite 350

Durham, NC 27703

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of Icagen, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Pfizer Inc. (the “Acquiror”) and a wholly-owned subsidiary of the Acquiror (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $6.00 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock owned by the Company as treasury stock, or owned by the Acquiror and Acquisition Sub, and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft dated July 19, 2011 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) reviewed the publicly available financial terms of certain transactions involving companies in the same industry; (iv) reviewed publicly available information regarding the financial and operating performance of certain other companies in the same industry; (v) reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (vi) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such

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Board of Directors

Icagen , Inc.

July 19, 2011

analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration paid in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, all of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Acquiror, for which we and such affiliates have received customary compensation. Such services during such period have included acting as (i) Joint Lead Manager on the Acquiror’s notes offerings in June 2009 and (ii) financial advisor for the Acquiror on the following transactions: the acquisition of King Pharmaceuticals, Inc. in February 2011; the divestiture of certain animal health products in three separate transactions in May 2010, January 2010 and October 2009; the entry of the Acquiror into a joint venture of certain products with GlaxoSmithKline plc in November 2009; and the acquisition by the Acquiror of Wyeth in October 2009. In addition, we have been engaged by the Acquiror in connection with the Acquiror’s evaluation of strategic alternatives for its Animal Health business, and our commercial banking affiliate is an agent bank and a lender under an outstanding revolving credit facility of the Acquiror, for which it receives customary compensation or other financial benefits. In addition, a member of the board of directors of the Acquiror is also a member of the board of directors of our parent company, JPMorgan Chase & Co. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

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Board of Directors

Icagen , Inc.

July 19, 2011

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any Schedule 14D-9, proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities LLC

J.P. MORGAN SECURITIES LLC

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